UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 23, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure:
AngloGold Output Rises for 2nd Straight Year; Costs Fall 13%

Report
for the quarter and year ended 31 December 2014
Year
. Productionn of 4.436Moz - upp 8% year-on-year
. Total cash costs of $787/oz - 5% lower year-oon-year
. All-in-sustaaining cost of $1,0026/oz - 13% loweer year-on-year
. Capital exppenditure of $1.2bbn - 39% below 20013
. Corporate costs $92m - 54%% lower year-on-yeear
. Explorationn and evaluation ccosts $144m - 44%% lower year-on-yyear
. Adjusted EEBITDA stable at $$1,665m despite aa 10% drop in goldd price
. Self-help mmeasures progresssed to deleveragee in medium term
. Free cash outflow shows strrong improvementt to $112m from $ 1,058m

Quarter
.. Strong pro duction of 1.156MMoz - ahead of gui dance and up 2%%
.. Total cash costs of $724/oz - 12% lower quarter-on-quarter
.. All-in-costss improve 7% yea r-on-year to $1,1443/oz; All-in sustaiining costs $1,0177/oz
.. Adjusted EEBITDA improves to $407m
.. Obuasi entters limited operattions after workforrce retrenchment; Feasibility study well advanced
Operating review
Gold
Produced
Sold
Price received
All-in
sustaining costs
All-in
costs
2
Total
cash costs
Financial review
Gold income
Cost of sales
Total cash costs
Production costs
Adjusted gross p
Gross profit
(Loss) profit attri
Headline (loss) e
Adjusted headlin
Net cash flow fro
Capital expenditu
Notes:
Certain statements conttained in this document, other than statements off historical fact, including,, without limitation, thosee concerning the econom ic outlook for the gold m mining industry, expectatioons regarding gold prices , production, cash costs, aall-in sustaining costs, all--in costs, cost savings andd other operating results, return on equity, productiivity improvements, growt h prospects and outlook oof AngloGold Ashanti's opperations, individually or inn the aggregate, includingg the achievement of projeect milestones, commenceement and completion of ccommercial operations of certain of AngloGold Ash anti's exploration and prododuction projects and the ccompletion of acquisitions , dispositions or joint vennture transactions, AngloGGold Ashanti's liquidity annd capital resources and capital expenditures andd the outcome and conseequence of any potential or pending litigation or rregulatory proceedings orr environmental health annd safety issues, are forwward-looking statements reegarding AngloGold Asha anti's operations, economiic performance and financcial condition. These forwward-looking statements or forecasts involve knownn and unknown risks, unccertainties and other facto rs that may cause AngloGGold Ashanti's actual resuults, performance or achieevements to differ materiaally from the anticipated reesults, performance or acchievements expressed orr implied in these forwardd-looking statements. Altthough AngloGold Ashan ti believes that the expe ectations reflected in suchh forward-looking statemeents and forecasts are reeasonable, no assurancee can be given that suchh expectations will prove tto have been correct. Ac cordingly, results could d iffer materially from thosee set out in the forward-loooking statements as a reesult of, among other facttors, changes in economic, social and political andd market conditions, the ssuccess of business and ooperating initiatives, changges in the regulatory envi ronment and other governnment actions, including eenvironmental approvals, fluctuations in gold pricess and exchange rates, thee outcome of pending or fuuture litigation proceedinggs, and business and operrational risk management. For a discussion of such risk factors, refer to AnglooGold Ashanti's annual repport on Form 20-F for the year ended 31 Decemberr 2013, which was filed wwith the United States Seccurities and Exchange Commmission ("SEC") on 14 AApril 2014. These factors are not necessarily all of the important factors thatt could cause AngloGold Ashanti's actual results too differ materially from thoose expressed in any forwward-looking statements. Other unknown or unpreedictable factors could alsso have material adverse effects on future results. Consequently, readers aare cautioned not to placee undue reliance on forwaard-looking statements. AnngloGold Ashanti undertakkes no obligation to updatee publicly or release any reevisions to these forward-looking statements to refleect events or circumstances after the date hereof orr to reflect the occurrencee of unanticipated events, except to the extent required by applicable law. Alll subsequent written or orral forward-looking statem ents attributable to AngloGGold Ashanti or any persoon acting on its behalf aree qualified by the cautionaary statements herein.
This communication maay contain certain "Non-GGAAP" financial measures . AngloGold Ashanti utilisses certain Non-GAAP peerformance measures andd ratios in managing its b business. Non-GAAP finanncial measures should bee viewed in addition to, annd not as an alternative for, the reported operatingg results or cash flow fromm operations or any otherr measures of performancce prepared in accordancce with IFRS. In addition, the presentation of thesee measures may not be ccomparable to similarly tit led measures other comppanies may use. AngloGoold Ashanti posts informattion that is important to innvestors on the main pagege of its website at www.aanglogoldashanti.com andd under the "Investors" tabb on the main page. This i nformation is updated reg ularly. Investors should vissit this website to obtain immportant information abouut AngloGold Ashanti.
1
2
2
3
3
s
4
profit
5
butable to equity s
earnings
ne (loss) earnings
om operating activ
ure
1. Refer to note C "Non--GAAP disclosure" for the definition.
2. Refer to note D "Non--GAAP disclosure" for the definition.
3. Refer to note E "Non-GAAP disclosure" ffor the definition.
4. Refer to note 3 of notees for the quarter a nd year ended shareholders
6
vities
31 December 2014.
$represents US dollaar, unless otherwisee stated.
Rounding of figures mmay result in compuutational discrepanccies.
- oz (000)
- oz (000)
- $/oz
- $/oz
- $/oz
- $/oz
- $m
- $m
- $m
- $m
- $m
- $m
- $m
- cents/share
- $m
- cents/share
- $m
- cents/share
- $m
- $m
ended
Dec
2014
1,156
1,172
1,202
1,017
1,143
724
1,278
(1,061)
777
833
217
222
(58)
(14)
(71)
(17)
(117)
(29)
213
363
5. Refer to note B "Non-GAAP disclossure" for the definitiion.
6. Refer to note A "Non-GAAP disclossure" for the definitiion.
Quarter
ended
Sep
2014
US
1,128
1,101
1,281
1,036
1,144
820
1,295
(1,052)
864
877
243
273
41
10
44
11
2
0
320
261
Quarter 4 2014
ended
Dec
2013
S dollar / Imperia
1,229
1,191
1,271
1,015
1,233
748
1,418
(1,042)
861
866
376
404
(305)
(75)
(276)
(68)
45
11
431
477
Yea
ended
Dec
2014
al
4,436
4,458
1,264
1,026
1,148
787
5,218
(4,190)
3,292
3,410
1,028
1,043
(58)
(14)
(79)
(19)
(1)
0
1,220
1,209
ar
ended
Dec
2013
4,105
4,093
1,401
1,174
1,466
830
5,497
(4,146)
3,297
3,384
1,351
1,445
(2,230)
(568)
78
20
599
153
1,246
1,993
Quarterly report December 2014 - www.AngloGoldAshanti.com

Quarterly report December 2014 - www.AngloGoldAshanti.com

Operations
at a glance
for the quarter ended 31 December 2014
oz (000)
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$m
Year-on-year
$m Variance
4
Qtr on Qtr
$m Variance
5
SOUTH AFRICA
300
(12) (4)
1,097
9 (2)
830
8 (8)
39
(67) (8)
Vaal River Operations
124
(2) 16
1,031
(5) (11)
773
1 (18)
22
(11) 12
Great Noligwa
22
10 29
1,027
(21) (24)
894
(13) (30)
4
2 6
Kopanang
33
(15) (13)
1,324
2 9
1,014
11 2
(6)
(7) (5)
Moab Khotsong
68
1 31
888
- (15)
615
3 (22)
24
(6) 11
West Wits Operations
119
(23) (22)
1,129
23 12
864
21 5
7
(58) (28)
Mponeng
56
(40) (39)
1,275
32 42
946
44 38
(4)
(40) (39)
TauTona
63
2 3
1,000
17 (15)
792
(2) (23)
11
(18) 11
Total Surface Operations
56
(3) 8
1,116
7 (11)
883
(3) (16)
10
1 8
First Uranium SA
24
(11) 4
1,310
26 -
899
7 (6)
1
(2) 3
Surface Operations
32
7 10
965
(7) (21)
871
(11) (22)
9
3 5
Other
1
100 (50)
-
- -
-
- -
-
- -
INTERNATIONAL OPERATIONS
856
(4) 5
968
(2) (1)
692
(7) (12)
214
(57) (1)
CONTINENTAL AFRICA
419
(9) 2
907
(20) (2)
687
(18) (14)
121
4 5
DRC
 Kibali - Attr. 45%
6
80
100 23
532
13 (8)
546
16 (3)
35
13 8
Ghana
 Iduapriem
40
(40) (11)
1,248
8 27
976
1 13
2
(5) (8)
Obuasi
48
(24) (38)
1,440
(30) 23
999
(26) 3
(4)
11 (19)
Guinea
 Siguiri - Attr. 85%
68
(9) (6)
973
(13) 22
884
5 19
18
1 (10)
Mali
 Morila - Attr. 40%
6
15
25 50
937
(35) (44)
973
14 (36)
2
(1) 8
Sadiola - Attr. 41%
6
21
(13) -
1,049
(36) (1)
942
(37) (4)
-
10 -
Yatela - Attr. 40%
6
3
(63) 50
414
(81) (78)
220
(89) (87)
2
10 3
Namibia
 Navachab
-
(100) -
-
(100) -
-
(100) -
-
(14) -
Tanzania
 Geita
144
(6) 24
751
(4) (17)
429
(21) (40)
64
(25) 25
Non-controlling interests,
exploration and other
1
3 (4)
AUSTRALASIA
157
(7) 3
995
30 2
729
14 (15)
19
(11) (5)
Australia
 Sunrise Dam
61
(40) (10)
1,193
48 7
1,083
58 10
(8)
(31) (14)
Tropicana - Attr. 70%
96
45 14
824
29 3
482
(15) (33)
31
22 8
Exploration and other
(4)
(2) 1
AMERICAS
280
7 12
1,042
17 1
677
7 (7)
73
(52) (3)
Argentina
 Cerro Vanguardia - Attr. 92.50%
64
5 3
1,051
23 10
780
16 19
20
(2) -
Brazil
 AngloGold Ashanti Mineração
121
1 20
970
9 (6)
565
9 (19)
45
(24) 11
Serra Grande
42
24 31
947
(1) (14)
570
(20) (29)
7
(5) 4
United States of America
 Cripple Creek & Victor
54
15 (4)
1,261
17 17
895
8 8
4
(18) (14)
Non-controlling interests,
exploration and other
(2)
(2) (3)
OTHER
5
- 5
Sub-total
1,156
(6) 2
1,017
- (2)
724
(3) (12)
257
(125) (5)
Equity accounted investments included above
(40)
(34) (21)
AngloGold Ashanti
217
(159) (26)
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note E under "Non-GAAP disclosure" for definition
3
Refer to note B under "Non-GAAP disclosure" for definition
4
Variance December 2014 quarter on December 2013 quarter - increase (decrease).
5
Variance December 2014 quarter on September 2014 quarter - increase (decrease).
6
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
2
Adjusted
gross profit (loss)
3
All-in sustaining costs
1

Quarterly report December 2014 - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
FULL YEAR OVERVIEW
AngloGold Ashanti’s operating and financial performance for 2014 reflect output growth, continued focused cost management and ongoing capital discipline, while posting another strong safety performance. Cash inflow from operating activities of $1,220m for the year ended 31 December 2014 was marginally down on $1,246m achieved in 2013, despite the 10% lower gold price received, the costof Obuasi redundancies, and the Rand Refinery loan of $44m, all of which was partly offset by the 8% higher production. Cash inflow from operating activities before the Obuasi redundancy costs and the Rand Refinery loan amounted to $1,474m, reflecting an increase of 18% on 2013 levels. Free cash outflow of $112m, which included the once-off redundancy costs at Obuasi, was an improvement onthe outflow of $1,058m for the year ended 31 December 2013, mainly as a result of lower capital expenditure.
Production saw an 8% increase over 2013 levels to 4.436Moz, while all-in sustaining costs were 13% lower compared to $1,026/oz in2013. This compared with guidance for full year production of 4.2Moz to 4.5Moz at an all-in-sustaining cost of $1,026/oz to $1,075/oz. The year-on-year improvement in production reflects the first full year of production from the Kibali mine in the Democratic Republic of Congo and Tropicana in Western Australia, as well as strong performances from the Continental Africa portfolio as a whole, whereGeita and Siguiri were again standout operations. The production growth was achieved despite the loss of 56,000oz due to an earthquake in South Africa in August, the sale of Navachab and the removal of high cost ounces from production.
The company’s cost performance reflected improvements in several key areas including direct operating costs, corporate overheads, exploration expenses and capital expenditure. The Project 500 initiative, launched in mid-2013 to save $500m in direct operating costs over 18 months, achieved its target during the year, while costs were further aided by weaker currencies in South Africa, Australia and Brazil. Capital expenditure of $1,209m, which came in below guidance for the year of $1,350m to $1,450m, showed a significant decline from the prior year of $1,993m. This improvement was partially due to the completion of two major capital projects in 2013. Total cash costs of $787/oz improved 5% compared to $830/oz recorded in 2013 and within guidance of $740/oz to $790/oz. Corporate and marketing costs of $92m were 54% lower year-on-year and below initial guidance of $120m to $140m, while exploration and evaluationcosts of $144m were 44% lower year-on-year and below guidance of $150m-$175m.
The full year ended with an adjusted headline loss of $1m, or 0 US cents per share, compared with adjusted headline earnings (AHE) of $599m or 153 US cents per share in 2013. Earnings were affected by the 10% decline in the average gold price received in 2014, while the prior year had the benefit of a non-recurring realised gain of $567m on maturity of the mandatory convertible bonds. The net loss attributable to shareholders for the year was $58m compared to a loss of $2.2bn in 2013, when net earnings were affected by asset impairments.
Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was $1,665m, similar to 2013 levels of $1,667m despite a 10% lower average price received. Net debt: adjusted EBITDA levels ended the year at 1.88 times, similar to the end of 2013 at 1.86 times, again despite the lower gold price received and payments of $210m during the year to retrench the workforce at Obuasi in preparation for the mine’s transition to limited operations phase, and the extension of a $44m shareholder loan to the Rand Refinery. AngloGold Ashanti drew $100m from its US dollar revolving credit facility to meet its obligations at Obuasi, leaving $900m undrawn, along with $153m (A$185m) undrawn on the Australian dollar RCF, approximately $91m (R1,058m) available from its SouthAfrican facilities and cash on hand of $519m. Net debt at year end was $3,133m, compared to $3,105m at the end of 2013.
Most notably, the company achieved a run of 224 days without a workplace fatality, outstripping the previous period of 118 daysshowing a strong commitment and effort by employees of the business and a culture favouring workplace safety. Year-on-year, thecompany delivered a 25% reduction in fatal accidents and saw 20% fewer injuries. In addition, reportable environmental incidents were the lowest recorded in the company’s history. Considerable efforts have been made to maintain and improve relationships with host communities and governments.
AngloGold Ashanti continues to focus its attention on key business objectives supporting its ongoing effort to improve sustainable free cash flow and returns. Improving overall financial flexibility is a key component of this approach. During 2014, AngloGold Ashantisuccessfully extended the maturity profiles of its international facilities by two years to 2019 and had banking covenants relaxed to 3.5 times Net debt to adjusted EBITDA, with a one-time conditional waiver to 4.5 times. During the year, AngloGold Ashanti announced self-help measures that would be prioritised to enable it to meet its targeted deleveraging by roughly $1bn over the next three years, notably through: continued cost management; optimisation of life-of-mine plans to extract additional cash flow; the potential introduction of partners in the Colombia portfolio and at Obuasi; and the potential joint venture or sale of an operating asset.
FOURTH QUARTER REVIEW
Operational performance for the fourth quarter exceeded market guidance despite safety-related interruptions which decreased production from South Africa. Cash inflow from operating activities of $213m for the three months ended 31 December 2014 was down compared to the $431m achieved in the same quarter in 2013, mainly due to by the 5% lower gold price received, 6% lower production and the cost of the Obuasi restructuring. Free cash outflow of $198m has increased on the $108m of the same quarter in 2013, highlighting the once-off redundancy payments at Obuasi, the drawdown of the Rand Refinery loan and also the impact of the lowercash from operations. These outflows were only partly offset by lower capital expenditure during the three months period.
Group production in the three months ending December 31 was 1.156Moz, 2.5% better than the previous quarter but 6% lower year-on-year. The performance was ahead of market guidance of 1.1Moz to 1.14Moz. Total cash costs of $724/oz were 12% below the previousquarter, which averaged $820/oz and improved 3% year-on-year.
2 Quarterly report December 2014 - www.AngloGoldAshanti.com

The average gold price received during the fourth quarter was $1,202/oz, lower than the previous quarter average gold price received of $1,281/oz and $1,271/oz in the fourth quarter of 2013. Despite the lower gold price, adjusted EBITDA for the quarter was slightly higher at $407m than the previous quarter’s $400m. Adjusted EBITDA in the final quarter of 2013 was $544m.
Net debt to adjusted EBITDA was negatively affected given the increase in net debt due to higher capital expenditure in the final quarter, retrenchment costs associated with ongoing restructuring at the Obuasi mine in Ghana of $145m, and a drawdown of $44m by the Rand Refinery on its shareholder loan.
The adjusted headline loss for the fourth quarter of $117m was impacted by a number of non-cash accounting adjustments including$7m associated with stockpile and inventory provisions, and $147m associated with operational and corporate redundancies relating to the Obuasi restructuring, environmental liability resets of $20m and closure costs of $13m. The net loss attributable to shareholders for the fourth quarter was $58m compared with a loss of $305m a year earlier.
SUMMARY COMPARISON OF KEY PERFORMANCE MEASURES TO DATE WITH SAME PERIODS LAST YEAR
Particulars
Q4 2014
Q3 2014
Improved
Q v Q
Q4
2014
Q4 2013
Improved
Q vs
prior year
Q
2014 2013
Improved
Y-on-Y
Gold price received ($/oz) 1,202 1,281
(6%) 1,202 1,271 (5%) 1,264
1,401 (10%)
Gold production (Kozs) 1,156 1,128
2%
1,156
1,229 (6%) 4,436 4,105 8%
Total cash costs ($/oz)
724
820 (12%)
724
748
(3%)
787 830
(5%)
Corporate & marketing costs (US$m)
23 24
(4%)
23 37
(38%)
92
201 (54%)
Exploration & evaluation costs (US$m)
45
37
22%
45 41
10%
144
255
(44%)
Capital expenditure (US$m) 363
261
39% 363
477
(24%)
1,209
1,993
(39%)
All-in sustaining costs (US$/oz) 1,017 1,036 (2%)
1,017
1,015 0% 1,026
1,174
(13%)
All-in costs (US$/oz)
*
1,143 1,144 0% 1,143
1,233
(7%)
1,148 1,466 (22%)
Cash inflow from operating activities ($m)
213
320 (33%) 213 431
(51%) 1,220
1,246 (2%)
Adjusted EBITDA ($m)
407
400
2% 407
544
(25%)
1,665
1,667 0%
Free cash flow ($m)
(198) 30 (760%) (198) (108)
(83%)
(112)
(1,058) 89%
Free cash flow ($m) excl Obuasi redundancies and Rand Refinery loan
(9) 64 (114%)
(9)
(108)
92% 142
(1,058)
113%
* World Gold Council Standard, excludes stockpiles written off.
CORPORATE UPDATE
AngloGold Ashanti has embarked on a series of self-help measures to generate cash from internal sources to reduce its net debt levels. Among these measures is the search for partners or buyers for certain assets in the company’s portfolio. There can be no assurances that these processes will be successfully concluded. In this regard, the joint venture or sale of an operating asset remains an option that is being considered.
Work is also under way to explore partnerships for projects in Colombia in order to share risk and ongoing expenditures to develop those projects.
Obuasi mine restructuring: Significant work took place during the fourth quarter to transition Obuasi to a limited operating state. During the fourth quarter, the Amendment to Program of Mining Operations, which provides technical, environmental, financial andsocial details around the transition, was approved by the Government of Ghana, allowing the completion of the retrenchment program at the operation and a substantial reduction in the mine’s operations. A detailed feasibility study exploring the economic and technical prospects of the operation, while addressing security, environmental obligations and community relationships, has made significant progress and will be continued and optimised during 2015. Talks with the relevant regulators are expected to take place to help foster clarity as to the fiscal and operating parameters for the project. As the outcome of these talks will have an impact on the feasibilitystudy, the final results are only expected to be made public once this process is complete. The total expenditures expected to beincurred at Obuasi in 2015 aggregating $100m relates continued development of the decline access ramp to underground mining areas, costs for the completion of the feasibility study and costs for maintaining limited operating state. In addition, AngloGold Ashanti may pursue potential partnerships in the project at the appropriate time, as initially indicated in November 2014.
3 Quarterly report December 2014 - www.AngloGoldAshanti.com

SAFETY
AngloGold Ashanti continued a promising safety trend, with the All injury frequency rate (AIFR), the broadest measure of safetyperformance, ending the year at 7.36 compared with 7.34 the previous year, this despite recording several minor injuries related to the earthquake in August at its Vaal River Operations. Without the impact of the earthquake the AIFR would have been 7.15.
Regrettably, there were six fatalities during the year ended 2014, four in South Africa and two in Brazil. Three of these fatalities occurred in South Africa in the fourth quarter - two at Mponeng and one at Kopanang -- and were caused by fall-of-ground incidents. Formalincident investigations were initiated and completed immediately after each occurrence to identify factors that contributed to the incidents. Corrective and preventative actions are being implemented where possible. Although 2014 saw the fewest fatalities of any year on record, management continued to take steps to prevent the re-occurrence of these incidents and achieve the organisation’sgoal of zero-harm across all operations.
AngloGold Ashanti implemented electronic systems during the year that monitor various aspects of underground working areas, allowing remote gathering of information from a large portion of these mines to assist in improving safety systems. In addition, ongoing training, improvement of processes, management and behavioural improvements have helped more than halve the number of safety incidents since 2007. Focus remains on identifying major hazards, and understanding ‘high potential incidents,’ which may have resulted in death or serious injury. Work also continues to foster improvement to the organisation culture, procedures and support.
OPERATING HIGHLIGHTS
The South African operations produced 1.223Moz at a total cash cost of $849/oz for the year ended December 2014 compared to 1.302Moz at a total cash cost of $850/oz for the year ended December 2013. The lower production was due to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage that impacted operations at Moab Khotsong, Kopanang and Great Noligwa mines, as well as safety related stoppages across the regional portfolio. Costs controls improved significantly from the 2013 levels and managed to offset inflationary pressures. All-in sustaining costs averaged $1,064/oz for the year ended December 2014, a 5% improvement on the $1,120/oz achieved for the year ended December 2013. During the fourth quarter the region produced300,000oz at a total cash cost of $830/oz, compared to 339,000oz at a total cash cost of $767/oz during the same quarter in 2013.Safety-related disruptions during the quarter hindered production as the region encountered two fall-of-ground fatalities at Mponeng and another at Kopanang. All-in sustaining costs for the fourth quarter were $1,097/oz, compared to $1,005/oz in the same quarter a year ago.
At West Wits, production was 544,000oz at a total cash cost of $804/oz for the year ended December 2014 compared to 589,000oz at a total cash cost of $800/oz for the year ended December 2013. The fourth quarter production was 119,000oz at a total cash cost of$864/oz compared to 154,000oz at a total cash cost of $717/oz in the same quarter a year ago. The fourth quarter’s performance was adversely impacted by safety-related stoppages and shaft repairs at Mponeng following an incident caused during shaft slinging operations which caused damage to the sub-shaft resulting in a week-long stoppage to complete remediation work. TauTona’s totalcash costs improved from $809/oz to $792/oz, due to cost savings initiatives which included effective overtime management, labour cost reduction and power optimisation made possible by the integration of TauTona and Savuka .
At the Vaal River district, production was 453,000oz at a total cash cost of $857/oz for the year ended December 2014 compared to473,000oz at a total cash cost of $895/oz for the year ended December 2013. Production from the Vaal River operations decreasedmarginally in the fourth quarter of 2014 to 124,000oz at a total cash cost of $773/oz, compared to 127,000oz at a total cash cost of $762/oz in the same quarter a year ago. Kopanang was affected by fall-of-ground fatality which had an adverse impact on production as the mine was halted for 11 shits to comply with instructions from the regulator. Both Great Noligwa and Moab Khotsong performed on levels consistent with the same quarter last year. Moab Khotsong was the lowest cost producer for the South African region during the quarter at a total cash cost of $615/oz after recovering from the previous quarter which was affected by the earthquake.
Production from total Surface Operations for the year ended December 2014 was 223,000oz at a total cash costs of $941/oz, compared to 240,000oz at a total cash cost of $883/oz for the year ended December 2013. The most significant challenge has been a reduction in grade. In an attempt to mitigate this, milling throughput has been improved 10%. Surface Operations’ production for the fourth quarter of 2014 was 56,000oz at a total cash cost of $883/oz, compared to 58,000oz at a total cash cost of $915/oz in the same quarter a year ago. Grade-control drilling program progressed well and is expected to continue in 2015 to improve knowledge of the available material.Construction of the new pump station is progressing to schedule and this will allow for an improvement in throughput from May 2015.. The uranium plant at Mine Waste Solutions was fully commissioned during the fourth quarter, with 4 tons of Uranium oxide produced during the period. Process optimisation to improve float tonnage and grade will facilitate improved plant efficiencies. The South Africa region is progressing well with the implementation of the district consolidation model in the Vaal River. The Vaal River region has commenced operating under this new structure, with the integration of Moab Khotsong and Great Noligwa largely complete. The VaalRiver district will see the incorporation of Kopanang which brings the three previously separately managed mines under a singlemanagement team. This team will also manage the geographic footprint in the Vaal River in order to reduce the costs associated with the maintenance of the complex. Regional and Corporate duplications are being eliminated in the process. Cost reductions are being planned and managed within the successful P500 system. Full benefits will be felt in the second half of 2015.
Lower operating costs were realised in South Africa on labour cost management, reef-mining related activities, power consumption,contractor management, the implementation of service optimisation strategies and a robust critical review of commodity as well asservices related contracts. The methodologies and principles of Project 500 helped improved overall efficiency and regulatory compliance within AngloGold Ashanti’s existing operating framework.
The Continental Africa region produced 1.597Moz at a total cash cost of $783/oz for the year ended December 2014 compared to 1.460Moz at a total cash cost of $869/oz for the year ended December 2013. The increased production is mainly attributed to Kibali’s full year of production in 2014 together with good performances particularly from Siguiri and Geita. The strong results were achieved despite Navachab’s sale at the end of June 2014 and the continued winding down of operations in Mali. All-in sustaining costs at$968/oz for the year ended December 2014 represent a 19% improvement on the $1,202/oz achieved for the year ended December
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2013. This improvement in costs was driven by efficiency gains and by stronger performances from key assets in the region. During the fourth quarter of 2014, the region showed improved costs, with production of 419,000oz at a total cash cost of $687/oz compared to 460,000oz at a total cash cost of $839/oz during the same quarter a year ago.
In Ghana, Iduapriem’s production was 177,000oz at a total cash cost of $865/oz for the year ended December 2014 compared to 221,000oz at a total cash cost of $861/oz for the year ended December 2013. The decline in production was a result of a 21% decrease in recovered grade in line with plans to mine less volume and process the ore tonnes accumulated on stockpiles. Total cash costshowever were maintained at $865/oz mainly as a result of productivity improvements. During the fourth quarter of 2014, Iduapriem’s production decreased to 40,000oz at a total cash cost of $976/oz compared to 67,000oz at a total cash cost of $966/oz during the same quarter of 2013. The decline in production and modest increase in costs for the quarter were a result of a 38% decrease in recoveredgrade due to the planned treatment of lower grade stockpiles and a 4% decrease in tonnage throughput.
Obuasi’s production was 243,000oz at a total cash cost of $1,086/oz for the year ended December 2014 compared to 239,000oz at atotal cash cost of $1,406/oz for the year ended December 2013. The improvement in production is attributable to an increase in surface tonnes processed partly offset by the initiation of the Amended Programme of Mining Operations (APMO) approved by the governmentof Ghana in November 2014, which saw the mine transition to limited operation phase by the end of the year. Due to the limited operational activity, costs declined, resulting in all-in sustaining costs of $1,374/oz, down 38% compared to the same period a year ago. During the fourth quarter of 2014, production was 48,000oz at a total cash cost of $999/oz compared to 63,000oz at a total cash cost of $1,354/oz during the same quarter a year ago.
In The Republic of Guinea, Siguiri’s production was 290,000oz at a total cash cost of $799/oz for the year ended December 2014 compared to 268,000oz at a total cash cost of $918/oz for the year ended December 2013. Production increased as a result of higher grade ore sources being accessed. Total cash costs were further aided by efficiency improvements, and improved by 13%. During thefourth quarter of 2014, production decreased to 68,000oz at a total cash cost of $884/oz compared to 75,000oz at a total cash cost of $844/oz during the same quarter a year ago. The decrease in the quarter’s production was a result of a planned 8% decrease in recovered grade due to the depletion of higher grade ore sources. Total cash costs consequently increased by 5% despite lower miningcost.
In Mali, production was 140,000oz at a total cash cost of $1,106/oz for the year ended December 2014 compared to 170,000oz at a total cash cost of $1,192/oz for the year ended December 2013. Morila’s production decreased by 23% as a result of a decrease inrecovered grade, due to treatment of lower grade mineralised waste tonnes, further impacted by a decrease in tonnes treated. Sadiola’s production decreased by 1% as a result of a decrease in recovered grade due to lower availability of higher grade oxide material, which was partly offset by an increase in tonnes treated. Total cash costs decreased due to a 63% decline in volume mined and as a result of further planned cost reductions having been achieved during the current year. At Yatela, production decreased in line with the cessationof mining activities and planned transition to closure. Costs decreased substantially based on a shared allocation of fixed overheads between the operating and closure activities.
In Tanzania, Geita’s production was 477,000oz at a total cash cost of $599/oz for the year ended December 2014 compared to 459,000oz at a total cash cost of $515/oz for the year ended December 2013. Production increased due to a 28% increase in tonnestreated, and the fact that tonnage throughput the previous year was impacted by replacement of the SAG mill. Total cash costs however increased by 16% largely as a result of utilisation of higher cost ore stockpiles. During the fourth quarter of 2014, production decreased to 144,000oz at a total cash cost of $429/oz compared to 154,000oz at a total cash cost of $543/oz during the same quarter a year ago. The decline in production was due to a 16% planned decrease in recovered grade compared to the same quarter in the previous yearwhich had benefited from the feed of higher grade ore tonnes from Nyankanga pit, partly offset by a 12% increase in tonnage throughput due to consistent mill running time and improved mill productivity. Total cash costs decreased by 21% primarily as a result of lower mining costs incurred during the quarter that were driven by efficiency improvements and the benefits of lower fuel costs.
In The Democratic Republic of the Congo, Kibali’s production attributable to AngloGold Ashanti was 237,000oz at a total cash cost of $578/oz for the year ended December 2014 compared to 40,000oz at a total cash cost of $471/oz for the year ended December 2013.During the fourth quarter of 2014, production increased to 80,000oz at a total cash cost of $546/oz compared to 40,000oz at a total cash cost of $471/oz during the same quarter a year ago, the mine’s first full quarter in operation. Tonnes treated increased 106% with consistent plant operations following a full year of operations compared to the same quarter a year ago when the oxide plant wasundergoing commissioning.
In the Americas, production was 996,000oz at a total cash cost of $709/oz for the year ended December 2014 compared to 1.001Moz at a total cash cost of $671/oz for the year ended December 2013. The reduction in production was due to decreased production atCripple Creek & Victor and Serra Grande, while AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and at Cerro Vanguardia saw increased output. Cerro Vanguardia’s production for the 2014 year was the highest annual production of the operation in 11 years, mainly assisted by production from the heap leach. All-in sustaining costs were at $1,010/oz for the year ended December2014, compared to $970/oz achieved for the year ended December 2013. Costs were negatively affected by lower grades in most operations within the region. During the fourth quarter of 2014, production in the Americas increased to 280,000oz at a total cash cost of $677/oz compared to 262,000oz at a total cash cost of $634/oz during the same quarter a year ago.
Work continued on Project 500 initiatives. These were focused on developing efficiencies and production improvements, includingunderground mine design optimisation, extension of the operating life of tires, and optimisation and stabilisation of CIL and regeneration circuits.
In Brazil, production was 539,000oz at a total cash cost of $670/oz for the year ended December 2014 compared to 529,000oz at a total cash cost of $665/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 163,000oz at a total cash cost of $566/oz compared to 154,000oz at a total cash cost of $560/oz during the same quarter a year ago.
At AGA Mineração production was 403,000oz at a total cash cost of $644/oz for the year ended December 2014 compared to 391,000oz at a total cash cost of $646/oz for the year ended December 2013. The production was mainly driven by the strong
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performance in the fourth quarter, where production remained relatively stable at 121,000oz at a total cash cost of $565/oz compared to 120,000oz at a total cash cost of $518/oz during the same quarter a year ago. AGA Mineração delivered a strong performance withincreased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes. Development work improved and production began from the new orebody at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine I.Further production improvements were due to higher tonnages from Lamego that reached high production rate as a result of bulk miningto offset lower grade, which was all planned to recover production delays from the previous quarters.
At Serra Grande production was 136,000oz at a total cash cost of $748/oz for the year ended December 2014 compared to 138,000ozat a total cash cost of $719/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 42,000oz at a total cash cost of $570/oz compared to 34,000oz at a total cash cost of $712/oz during the same quarter a year ago. Productionwas 24% higher due to higher feed grade driven by operational initiatives aimed at the recovery of production following delays in previous quarters.
In the United States, Cripple Creek & Victor production was 211,000oz at a total cash cost of $829/oz for the year ended December 2014 compared to 231,000oz at a total cash cost of $732/oz for the year ended December 2013. The decline in production was due to delays experienced in the mill start-up. In addition, certification delays for an exposed liner necessitated modifications to the heap-leach stacking plan which led to deferred production early in 2014. Total cash costs increased 13% due to lower recoverable grade mined and production caused by the mill start-up delay. During the fourth quarter of 2014, production was 54,000oz at a total cash cost of $895/oz compared to 47,000oz at a total cash cost of $825/oz during the same quarter a year ago. In Argentina, Cerro Vanguardia´s production was 246,000oz at a total cash cost of $692/oz for the year ended December 2014 compared to 241,000oz at a total cash cost of $622/oz for the year ended December 2013. At the end of 2014, Cerro Vanguardia (CVSA) achieved its highest annual production in 11 years. During the fourth quarter of 2014, production was 64,000oz at a total cash cost of $780/oz compared to 61,000oz at a total cash cost of $672/oz during the same quarter a year ago. CVSA’s gold production was higher mainly due to the effect of higher heap leach production from higher low-grade material processed. The deterioration in total cash costs reflected lower silver by-product credits, negative stockpile movement and ongoing inflationary pressures. Wage increases were finalised in October and were partially offset by a higher exchange rate and the positive impact of higher production from the leach pad.
In Australia, production for the year ended December 2014 was 620,000oz at a total cash cost of $804/oz, compared to 342,000oz at a total cash cost of $1,047/oz for the year ended December 2013. All-in sustaining costs were at $986/oz for the year ended December 2014, compared to $1,376/oz achieved for the year ended December 2013. The increased production is due to the first full year ofproduction from the new Tropicana mine. During the fourth quarter of 2014, production was 157,000oz at a total cash cost of $729/oz compared to 169,000oz at a total cash cost of $640/oz during the same quarter a year ago.
At Sunrise Dam production for the year ended December 2014 was 262,000oz at a total cash cost of $1,105/oz, compared to 276,000oz at a total cash cost of $1,110/oz for the year ended December 2013. During the fourth quarter of 2014 production decreased to 61,000oz at a total cash cost of $1,083/oz compared to 102,000oz at a total cash cost of $685/oz in the same quarter a year ago, as lower grades were mined in line with the mine plan. Production in the fourth quarter of 2013 was higher and costs lower because high grade ore from the crown pillar was mined in the final phase of the open pit. The underground mine delivered record quarterly ore production of 675,000 tonnes in the fourth quarter, representing a 10% increase over the previous quarter and contributing to a 32% increase in underground ore mined for the year from 1.8Mt in 2013 to 2.3Mt in 2014.
An excellent quarter contributed to Tropicana achieving production guidance. Production for the year ended December 2014 was 358,000oz at a total cash cost of $545/oz, compared to 66,000oz at a total cash cost of $568/oz for the year ended December 2013. During the fourth quarter of 2014 production increased 45% to 96,000oz at a total cash cost of $482/oz compared to 66,000oz a total cash cost of $569/oz in the same quarter a year ago. The high fourth quarter production was due to higher ore tonnes mined, enabling a higher head grade to be delivered to the plant through effective grade streaming. Despite higher maintenance costs, total cash costs decreased by 33%, due mainly to the deferral of waste mining costs in the Havana 2 Pit and the higher gold production.
Regulatory approvals were received during the quarter to complete the expansion of the borefield that supplies process water to the operation in Tropicana. The borefield capacity increased steadily through the quarter and it is expected that by the end of the March 2015 quarter an additional 27 bores will have been installed and commissioned. This would take the number of bores servicing the plant to 51, with a total capacity of more than 1,000 tph, providing ample redundancy for the site’s water requirements.
UPDATE ON CAPITAL PROJECTS
In the Americas, the Mine Life Extension project at CC&V ($585m approved cost over 5 years) is progressing on schedule. Capitalspending in 2014 was near plan and primarily related to the Mine Life Extension 2 (MLE2) project. The MLE2 project includes a new Mill and a new Valley Leach Facility with an associated gold recovery plant. Mill construction is 98% complete. Testing and commissioning of completed systems is progressing in parallel with completing the electrical construction. The mill began commissioning and mill ore feed and production ramp up is expected to start in the first quarter of 2015. The new Valley Leach facility and associated gold recovery plant are still scheduled to start production in 2016.
At Obuasi, development of a decline from surface to the existing mining blocks continued in 2014. The decline is expected to allowdevelopment of the appropriate infrastructure to enable mechanised operations and de-bottleneck the mine, which was constrained by an outmoded, labour-intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure. By year-end, Obuasi successfully transitioned to limited operations and the entire work force was retrenched with subsequent recruitment of a limited number of employees on a one-year, fixed-term contract while the feasibility study progressed.
In Kibali, the limited Relocation Action Plan (RAP) for Mofu was completed while the Gorumbwa RAP is expected to commence during2015 with planned completion in 2016. A significant number new houses and a church were built and completed by year end. The focus for 2015 has moved to the completion of the paste plant and the second hydropower station. The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of the quarter, with only 40m of sinking remaining to reach the
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proposed shaft bottom. The development of the decline system continued well during the quarter and remained ahead of plan. Blasting of the first stope took place during the fourth quarter of 2014. The focus remains on stoping as well as the development of the ventilation infrastructure. Total capital expenditure was $386.5m for the year and $95.3m for the quarter ended 31 December 2014 at 100%. Theconstruction of the metallurgical facility is now completed with only limited items on a punch list, which is expected to lead to reduced spend going forward.
TECHNOLOGY AND INNOVATION UPDATE
The Technology Innovation Consortium made important progress to develop technology to safely extract ore from underground mines in South Africa. The company plans to further develop the work towards a more efficient, cost effective technology to extract ore from areas not suitable for conventional mining. Progress on key technologies include:
Reef Boring
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TauTona mine – Test site:
Eight holes were drilled during the fourth quarter of 2014, making a total of 30 holes for the year ended 31 December 2014. Failure on the gearbox and drill rods hampered the performance of the machine and has since been refurbished. Equipping of an extension to the test site is expected to continue during the first quarter, while drilling is expected to continue in the second quarter of 2015.
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TauTona mine – Prototype site
In the fourth quarter, a total of 15 holes were drilled in the prototype sites. The Atlantis machine was removed from underground in the third quarter of 2014 and modified to allow operation in raise boring mode. Industrial engineers conducted time and motion studies on the machines to identify shortcomings in both the technical and work management aspects to improve the machine performance. Findings are expected to be applied during the first quarter of 2015.
•
Great Noligwa and Kopanang mine test sites
The softer footwall composition associated with the C-reef continued to pose a challenge to the HPE narrow reef boring machine. This method of drilling requires a double pass drilling sequence. Different hammer configurations/dimensionswere tested on the HPE machine however with no successful completion on reef extraction across the full length of the planned hole as the cutter head deflected or got stuck. The technology was then tested in the Vaal-reef where the footwall conditions are harder and more consistent, after the machine was moved to Kopanang mine. Alternative technologies, such as Thermal Spalling which has shown encouraging results in the initial test work at Kopanang mine, may be investigated as possible solutions to extracting the narrow C-reef vein at Great Noligwa mine.
Ore body Knowledge and Exploration
Orebody knowledge and exploration plays a critical part in the mine design of an orebody. Enhanced geological information is expected to improve current planning practices and to be essential in the application of mechanical reef mining. In order to mine the different reef packages optimally, the location of the reef terraces, structural information and time to analyse geological information are essential for the success of mechanical mining methods.
Reverse Circulation (RC) drilling Trial 6 was completed in the fourth quarter of the year with four holes drilled. A new compressor increasing the air pressure and volume was tested. Improved drilling rates and an overall 294m depth (drill string length available) was reached in line with the set target of 8m/hour and depths of 270m to 300m. Accuracy and deflection remain a focus and are expected to be addressed when testing the stabilisers in trial 7 by the end of the first quarter in 2015.
Ultra High Strength Backfill (UHSB) The successful development of this ultra-high strength backfill (UHSB) product, together with the Reef Boring technology, for use in mining applications as a support medium, replacing the need for current local and regional support, creates the potential for earlier shaft pillar mining, pre-extraction of planned stabilising pillars, post extraction of already created stabilising pillars and changing the current conventional mining method to a mechanical reef boring method.
Achieving this requires the development of a cost effective, UHSB formula, which on curing is expected to attain 170 - 200 MPa strength (Uniaxial Compressive Strength). Surface testing to increase the mixing volume from 4m³/hour to 8m³/hour has seen positive results. Alternative mixing methodologies have been developed on a laboratory scale mixer in Germany. A full scale prototype mixer was manufactured, delivered and commissioned. Initial trials indicated positive results. Mixing trials to increase the volume per mix as well as reducing the mixing times are expected to continue in the first quarter of 2015.
As part of the on-going process to install instrumentation, a software data logging system was installed and commissioned in theproduction site block. Data are currently being captured and analysed. Surface tailings dry plant has been commissioned on surface at TauTona mine.
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EXPLORATION UPDATE
Total expensed exploration and evaluation costs (including technology) during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, were $48m ($12m on Brownfield, $13m on Greenfield and $23m on pre-feasibility studies), compared to $48m for the same quarter during the previous year, 2013.
GREENFIELDS EXPLORATION
During the year ended 31 December 2014, Greenfields focussed its project portfolio with significant tenure rationalisation completed in Colombia and Australia. AngloGold Ashanti remains committed to its core Greenfields projects comprised of over 13,000km 2 of highly-prospective ground in three countries; Australia, Colombia, and Guinea. Total expenditure for the quarter was $13m, which included 7,192m of diamond and RC drilling.
In Colombia, resource drilling continued on the Nuevo Chaquiro deposit at Quebradona, a joint venture with B2Gold (AngloGold Ashanti89.75%), with the objective of defining the limits of the higher grade zone and infill drilling on this part of the resource to an indicated status. During the quarter 5,265m of diamond drilling, in five holes was carried out with two drill rigs. Multiple consistently mineralised intersections have been returned from within the high grade (>0.6% Cu) intrusive phase within the declared resource. The latest drill results from the drilling include CHA-057 which intersected 1088m @ 0.82% Cu and 0.41 g/t Au from 238m and CHA-058 intersected 1086m @ 0.87% Cu and 0.44 g/t Au from 144m. These two holes significantly extended high grade (>0.6% Cu) mineralisation towardssurface and towards the southwest.
In Australia, at the Tropicana JV, airborne magnetic and radiometric surveys were completed in Q4 over tenements in the south of the project. Further encouraging results were returned from Aircore (AC) and Reverse Circulation (RC) drilling at the Madras prospectapproximately 25km south of the Tropicana Gold Mine. At the Mullion Project (AngloGold Ashanti 100%) in New South Wales, land access was secured and ground gravity geophysical surveying was completed in the latter part of the year. Processing and interpretation of data is ongoing.
In Guinea, Greenfields was focused on the handover of technical and administrative data for Blocks 2-4 to the AngloGold AshantiBrownfields division. Field work was put on temporary suspension as a precautionary measure due to the Ebola outbreak.
BROWNFIELDS EXPLORATION
A total of 82,900m of diamond and RC drilling was completed during the fourth quarter of 2014. Exploration on brownfields was carried out in eleven countries.
In the South Africa region, Brownfields exploration continued with a total of 5 surface holes drilled during the year. This included four at the West Wits operations at Mponeng’s Western Ultra Deep Levels (WUDLs) and one at the Vaal River operations.
In Argentina, at Cerro Vanguardia, drilling programmes for Mineral Resource expansion and exploration continued during the year.Follow up drilling for vein extensions along strike and at depth, guided by geophysical surveys, identified additional mill ore. Mapping, trenching and channel sampling work were completed in order to define new exploration targets.
In Brazil, the Mineral Resource development drilling programmes continued at the Cuiabá and Lamego mines with a focus on support to long-term planning and Mineral Resource definition ahead of mining. The surface drilling programs at the Córrego do Sítio minecontinued to infill and expand oxide Mineral Resource with regional exploration conducted to test near-mine satellite projects. At Serra Grande, the exploration drilling continued to delineate the Inga mineralised structure. Geophysical surveys and soil sampling campaigns were completed as part of the target generation programs in the district.
In Colombia, exploration in the Gramalote area was focused on infill drilling to support the updated Mineral Resource estimation for the Gramalote Central deposit. Drilling programs were also conducted to expand the nearby Monjas West target. At La Colosa, MineralResource development drilling continued at a slower pace compared to previous years as emphasis on other project related drilling expanded to support geotechnical, hydrological and site infrastructure studies. The geological model was updated during the year as part of Mineral Resource addition that expanded the deposit to the northwest and at depth.
In the United States of America, the Mineral Resource development drilling programme continued at Cripple Creek and Victor. Drillingwas directed toward identifying expansion opportunities for the current open pit operations through high wall laybacks with selectivedrilling also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feedmaterial.
In Tanzania, at Geita, drilling concentrated largely on infill drilling programmes within current open pits (Geita Hill, Nyankanga and Star & Comet) and extensions thereof. Limited pre-resource drilling programs were undertaken to test the underground potential at Star & Comet Deeps. A total of 111 holes (20,220m) were completed.
In Guinea, at Siguiri, 17,823m of RC and DD were drilled across a total of 6 projects in Block 1. These included reconnaissance, Mineral Resource delineation, and infill projects for both oxide and fresh rock mineralisation. The Ebola epidemic in West Africa causedsignificant disruptions, particularly with field mapping and geophysics and the work programme was suspended in the middle of the year.
In Ghana, at Obuasi, no surface exploration took place. Underground exploration focused on a portion of the Red Zone 6 (Block 9) area above 50 Level, drilling from the 41S-294W cross cut. The objective of the drilling program was to upgrade Inferred Mineral Resource
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within the block. 24 holes were completed (4,115m). At Iduapriem, the major focus for the early part of 2014 was the logging, sampling and analysis of core from the 2013 Block 7&8 infill drilling program. During the year, several new products were produced from the existing regional magnetic data over the Iduapriem concession. Analysis of a distinct magnetic anomaly in an area west of the Teberebie warehouse, which is also being exploited by Artisanal Small-scale Miners, led to the identification of hydrothermal, vein- hosted, mineralisation. Initial sampling results show some promise and a detailed follow-up will commence in 2015.
In the Democratic Republic of the Congo, at Kibali, drilling totalled 19,018m, with an additional 1,666m drilled on regional projects. The exploration philosophy remains to add material to Ore Reserve at above run of mine grade, to find gap fillers where required, or to add sufficient new material (3-5 Moz) to induce a forced step change to the operation. At Gorumbwa, three phases of infill drilling were completed during the year, with the last phase completed in October. A revised Mineral Resource estimation was completed in November and showed 470,500oz from 4.56Mt @ 3.21g/t (within the $1500 shell at 0.5g/t cut-off), with 22% of the Mineral Resource remaining Inferred.
In Mali, at Sadiola work was completed on a number of key oxide targets that were identified. CET research continued during the year and a structural framework for mineralisation was defined for Tambali and the FE complex. The most promising target, FE2S, shows potential for low grade, wide ore zones over a 1.2km strike length. Results are outstanding for drilling between FN2 and FN3 along the Sadiola northern extension where there is upside potential for more oxides. Limited fresh rock exploration was conducted in the FE3 and FE4 pits with positive results received from both. A scoping level study was done for the newly generated Tambali Mineral Resource and upside potential model to ascertain the economic potential. Drilling targets were defined for a possible infill programme. Field mapping and sampling continued over the lease area and the geology map has been refined with new information from most target areas.
In Australia, a 3D seismic survey to image the mineralised zone down dip of Tropicana was designed and completed during the year. The 3D seismic dataset is high quality and is being interpreted to create a structural model that will be used to help plan drill holes in 2015. At Sunrise Dam all mine exploration was focussed on Mineral Resource definition and extensional activities to support the underground mine. Drilling metres totalled 53.1 km for the year, of which 67% was diamond core and 33% UG-RC. Drilling in 2014 targeted the Vogue/Dolly area (42%); Cosmo East (23%); Sunrise Shear (22%) and GQ South (13%). Drilling in Vogue/Dolly saw an Indicated Mineral Resource defined above the 1,700mRL, in line with the plan to start mining stopes in the upper part of Vogue/Dolly area in 2015. In Cosmo East, the mining area has now been upgraded to an Indicated Mineral Resource down to the ~1,500mRL, enabling planned mining below the current 1,625mRL level. The strategy now moves to more extensional drilling and new areas in 2015 to replenish the Inferred Mineral Resource.
OUTLOOK
First Quarter Production guidance is estimated to be between 900kozs to 940kozs at total cash costs of $830/oz to $860/oz, assuming average exchange rates against the US dollar of 11.60 (Rand), 2.60 ( Brazil Real), 0.85 (Aus$) and 9.50 ( Argentina Peso), with oil prices at $70/bl average for the quarter.
This guidance takes into account the slow seasonal ramp-up in production following the Christmas break, ongoing power disruptions and also interruptions to normal operations related to safety-related stoppages, all in South Africa.
Year Production guidance for 2015 year is estimated to be between 4.0Moz to 4.3Moz, reflecting the sale of the Navachab mine, reduction in production from Mali, cessation of underground production at Obuasi, only partially offset by the ramp-up in production from Cripple Creek & Victor starting after the first quarter.
Total cash costs are estimated to be between $770/oz to $820/oz and all in sustaining costs at $1,000/oz to $1,050/oz at average exchange rates against the US dollar of 11.60 (Rand), 2.60 ( Brazil Real), 0.85 (Aus$) and 9.50 ( Argentina Peso), with oil at $70/bl average for the year.
The production and cost estimates outlined above do not take into account impacts of any unforeseen operational disruptions or changes to the portfolio.
For 2015, capital expenditure is anticipated to be between $1.0bn and $1.1bn. Corporate and marketing costs are estimated to be between $95m and $110m and expensed exploration and study costs including equity accounted investments at $155m to $175m. Depreciation and amortisation is forecasted at $860m and interest and finance costs are expected to be $270m (income statement) and $240m (cash flow statement).
Other known or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti’s Form 20-F for the year ended 31 December 2013 that was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014 and available on the SEC’s homepage at http://www.sec.gov.
9 Quarterly report December 2014 - www.AngloGoldAshanti.com

MINERAL RESOURCE AND ORE RESERVE
The AngloGold Ashanti Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the JORC code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the code. The company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the code.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of its asset portfolio.
GOLD PRICE
The following local prices of gold were used as a basis for estimation in the December 2014 declaration:
Gold Price
Local prices of gold
South Africa
Australia
Brazil
Argentina
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2014 Ore Reserve
1 100
398 452
1 261
2 801
8 979
2014 Mineral Resource
1 600
429 803
1 566
3 184
12 319
The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long- range commodity price forecasts which are prepared in-house.
MINERAL RESOURCE
The total Mineral Resource decreased from 233.0 million ounces (Moz) in December 2013 to 232.0Moz in December 2014. A gross annual increase of 8.7Moz occurred before depletion and disposals, while the net decrease after allowing for depletion and disposals is 1.0Moz. Changes in economic assumptions from December 2013 to December 2014 resulted in a 6.4Moz decrease to the Mineral Resource, whilst exploration and modelling resulted in an increase of 14.4Moz. Depletion from the Mineral Resource for the year totalled 5.9Moz and the sale of Navachab totalled 3.8Moz. The Mineral Resource has been estimated at a gold price of US$1,600/oz (2013: US$1,600/oz).
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2013
233.0
Disposal Navachab
3.8
Sub Total
229.2
Depletion
5.9
Sub Total
223.3
Additions Nuevo Chaquiro
Maiden Mineral Resource declaration
5.5
La Colosa
Mineral Resource growth due to exploration success
5.1
AGA Mineracao
Exploration success at all three operations
2.1
Sunrise Dam
Revisions to the modelling approach.
1.6
Siguiri
Hard rock exploration additions from three deposits
1.5
Other
Additions less than 0.5Moz
1.5
Sub Total
240.6

Quarterly report December 2014 - www.AngloGoldAshanti.com

Reductions
Mponeng
Data driven revision to models and a Mineral Resource clean up
3.4
Kopanang
Mineral Resource clean up of uneconomic and inaccessible areas
1.8
Moab Khotsong (Including Great Noligwa)
Exploration driven revisions to models 1.4
Geita Increased costs resulting in pit size reductions 0.9
Other Reductions less than 0.5Moz 1.1
Mineral Resource as at 31 December 2014
232.0
Rounding of numbers may result in computational discrepancies.
ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and the sale of Navachab 1.9Moz. The balance of 3.7Moz reductions in Ore Reserve, results from changes in economic assumptions between 2013 and 2014 which resulted in a reduction of 3.0Moz to the Ore Reserve, whilst exploration and modelling changes resulted in a reduction of a further 0.7Moz. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2013: US$1,100/oz).
ORE RESERVE
Moz
Ore Reserve as at 31 December 2013
67.9
Disposal Navachab
1.9
Sub Total
66.1
Depletion
4.9
Sub Total
61.1
Additions Siguri
Inclusion of fresh rock for the Kami deposit 0.6
Sunrise Dam Exploration success at Vogue 0.4
Other Additions less than 0.3Moz 1.0
Sub Total
63.1
Reductions Obuasi
Initial results of Feasibility study 2.6
Mponeng
Revisions to the Carbon Leader and VCR models due to new exploration and development data
1.3
Moab Khotsong (Including Great Noligwa)
New surface exploration data led to revision of the project Zaaiplaats models
0.8
CC&V
Increased costs and reduction in sub marginal ounces
0.4
Other Reductions less than 0.3Moz 0.5
Ore Reserve as at 31 December 2014
57.5
Rounding of numbers may result in computational discrepancies.
BY-PRODUCTS
Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 55.6kt of uranium oxide from the South African operations, 0.32Mt of sulphur from Brazil and 25.1Moz of silver from Argentina.

Quarterly report December 2014 - www.AngloGoldAshanti.com

The initial publication of the Nuevo Chaquiro Mineral Resource added 3.55MT of copper, 76.5Moz of Silver and 62.9kt of Molybdenum.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:
• Mineral Resource and Ore Reserve at Mponeng
• Mineral Resource and Ore Reserve at Moab Khotsong
• Mineral Resource and Ore Reserve at Iduapriem
• Mineral Resource and Ore Reserve at Sunrise Dam
• Mineral Resource and Ore Reserve at Cerro Vanguardia
• Mineral Resource and Ore Reserve at Serra Grande
• Mineral Resource and Ore Reserve at Obuasi
The external reviews were conducted by the following companies The Mineral Corporation (Mponeng and Moab Khotsong Mines), Coffey Mining (Iduapriem Mine), Snowden (Sunrise Dam Mine), Optiro (Cerro Vanguardia and Serra Grande Mines), AMEC (Obuasi Mineral Resource) and SRK (Obuasi Ore Reserve). Certificate of competence documentation has been received from all companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the JORC Code and the SAMREC Code.
Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee.
Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 27 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Jeppe Street, Newtown, 2001, South Africa.
A detailed breakdown of Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.

Quarterly report December 2014 - www.AngloGoldAshanti.com

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Gold Tonnes Grade Contained gold
as at 31 December 2014 Category million g/t Tonnes Moz
South Africa Measured 147.19 2.35 345.91 11.12
Indicated 946.99 1.93 1,829.48 58.82
Inferred 47.34 10.31 487.87 15.69
Total
1,141.52
2.33
2,663.26
85.63
Continental Africa Measured 79.94 3.07 245.06 7.88
Indicated 419.68 2.59 1,086.73 34.94
Inferred 277.85 2.40 667.86 21.47
Total
777.47
2.57
1,999.66
64.29
Australasia Measured 31.77 1.43 45.46 1.46
Indicated 83.83 2.25 188.70 6.07
Inferred 23.35 2.73 63.84 2.05
Total
138.95
2.14
298.00
9.58
Americas Measured 284.50 1.15 326.31 10.49
Indicated 1,195.53 0.94 1,128.97 36.30
Inferred 1,076.04 0.74 799.23 25.70
Total
2,556.07
0.88
2,254.52
72.48
AngloGold Ashanti total Measured 543.41 1.77 962.74 30.95
Indicated 2,646.03 1.60 4,233.89 136.12
Inferred 1,424.57 1.42 2,018.80 64.91
Total
4,614.01
1.56
7,215.43
231.98
Rounding of figures may result in computational discrepancies.
MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Gold Tonnes Grade Contained gold
as at 31 December 2014 Category million g/t Tonnes Moz
South Africa Measured 15.75 15.17 239.06 7.69
Indicated 251.24 3.49 877.25 28.20
Inferred 13.43 18.32 246.09 7.91
Total
280.43
4.86
1,362.39
43.80
Continental Africa Measured 36.80 4.89 179.78 5.78
Indicated 215.36 2.58 556.29 17.89
Inferred 276.82 2.39 661.34 21.26
Total
528.97
2.64
1,397.41
44.93
Australasia Measured 3.50 0.83 2.89 0.09
Indicated 55.33 2.18 120.88 3.89
Inferred 23.35 2.73 63.84 2.05
Total
82.18
2.28
187.62
6.03
Americas Measured 157.88 1.15 181.18 5.83
Indicated 1,126.20 0.90 1,017.56 32.72
Inferred 1,064.18 0.74 784.22 25.21
Total
2,348.27
0.84
1,982.97
63.75
AngloGold Ashanti total Measured 213.94 2.82 602.91 19.38
Indicated 1,648.14 1.56 2,571.98 82.69
Inferred 1,377.77 1.27 1,755.49 56.44
Total
3,239.84
1.52
4,930.39
158.52
Rounding of figures may result in computational discrepancies.

Quarterly report December 2014 - www.AngloGoldAshanti.com

ORE RESERVE BY REGION (ATTRIBUTABLE)
Gold Tonnes Grade Contained gold
as at 31 December 2014 Category million g/t Tonnes Moz
South Africa Proved 133.45 0.64 85.20 2.74
Probable 713.99 1.08 768.72 24.71
Total
847.45
1.01
853.92
27.45
Continental Africa Proved 44.95 1.52 68.12 2.19
Probable 203.84 2.55 520.67 16.74
Total
248.78
2.37
588.79
18.93
Australasia Proved 28.27 1.51 42.57 1.37
Probable 28.19 2.38 67.09 2.16
Total
56.46
1.94
109.66
3.53
Americas Proved 124.64 1.01 126.14 4.06
Probable 72.87 1.50 109.03 3.51
Total
197.51
1.19
235.17
7.56
AngloGold Ashanti total
Proved 331.30 0.97 322.03 10.35
Probable 1,018.90 1.44 1,465.51 47.12
Total
1,350.20
1.32
1,787.54
57.47
Rounding of figures may result in computational discrepancies.

Quarterly report December 2014 - www.AngloGoldAshanti.com

Independent auditor’s review report on the Condensed Consolidated Financial Information for the quarter and twelve months ended 31 December 2014 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 16 to 30, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and twelve months then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and twelve months ended 31 December 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.
Ernst & Young Inc
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
19 February 2015

Quarterly report December 2014 - www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2014
2014
2013
2014
2013
US Dollar million
Notes
Reviewed Reviewed Reviewed Reviewed Audited
Revenue
2
1,324
1,337 1,474 5,378 5,708
Gold income 2
1,278
1,295 1,418 5,218 5,497
Cost of sales 3
(1,061)
(1,052) (1,042) (4,190) (4,146)
Gain on non-hedge derivatives and other commodity contracts
5
30 28 15 94
Gross profit
222
273 404 1,043 1,445
Corporate administration, marketing and other expenses
(23)
(24) (37) (92) (201)
Exploration and evaluation costs
(45)
(37) (41) (144) (255)
Other operating expenses
4
(7)
(9) (1) (28) (19)
Special items
5
(182)
(54) (90) (260) (3,410)
Operating (loss) profit
(35)
149 235 519 (2,440)
Dividends received
2
-
- - - 5
Interest received
2
6
6 15 24 39
Exchange gain (loss)
5
4 4 (7) 14
Finance costs and unwinding of obligations
6
(67)
(69) (75) (278) (296)
Fair value adjustment on $1.25bn bonds
63
20 (12) (17) (58)
Fair value adjustment on option component of convertible bonds
-
- - - 9
Fair value adjustment on mandatory convertible bonds
-
- - - 356
Share of associates and joint ventures' profit (loss)
7
22
19 4 (25) (162)
(Loss) profit before taxation
(6)
129 171 216 (2,533)
Taxation 8
(49)
(85) (426) (255) 333
(Loss) profit for the period
(55)
44 (255) (39) (2,200)
Allocated as follows: Equity shareholders
(58)
41 (305) (58) (2,230)
Non-controlling interests
3
3 50 19 30
(55)
44 (255) (39) (2,200)
Basic (loss) earnings per ordinary share (cents)
(1)
(14)
10 (75) (14) (568)
Diluted (loss) earnings per ordinary share (cents)
(2)
(14)
10 (75) (14) (631)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and year ended 31 December 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2014 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company's head office.

Quarterly report December 2014 - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2014
2014
2013
2014
2013
US Dollar million
Reviewed Reviewed Reviewed Reviewed Audited
(Loss) profit for the period
(55)
44 (255) (39) (2,200)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
(67)
(118) (85) (201) (433)
Share of associates and joint ventures' other
comprehensive income
-
(1) - - -
Net gain (loss) on available-for-sale financial assets
1
(10) - - (23)
Release on impairment of available-for-sale
financial assets
1
- 1 2 30
Release on disposal of available-for-sale
financial assets
(1)
- - (1) (1)
Cash flow hedges
-
- 1 - 1
Deferred taxation thereon
(1)
4 - (1) 2
-
(6) 2 - 9
Items that will not be reclassified
subsequently to profit or loss:
Actuarial (loss) gain recognised
(31)
(7) 52 (22) 69
Deferred taxation thereon
8
2 (15) 6 (20)
(23)
(5) 37 (16) 49
Other comprehensive loss for the
period, net of tax
(90)
(130) (46) (217) (375)
Total comprehensive loss for the
period, net of tax
(145)
(86) (301) (256) (2,575)
Allocated as follows:
Equity shareholders
(148)
(89) (351) (275) (2,605)
Non-controlling interests
3
3 50 19 30
(145)
(86) (301) (256) (2,575)
Rounding of figures may result in computational discrepancies.
17 Quarterly report December 2014 - www.AngloGoldAshanti.com

Group statement of financial position
As at
As at
As at
December
September
December
2014
2014
2013
US Dollar million
Notes
Reviewed Reviewed Audited
ASSETS
Non-current assets
Tangible assets
4,863
4,839 4,815
Intangible assets
225
247 267
Investments in associates and joint ventures
1,427
1,373 1,327
Other investments
126
127 131
Inventories
636
606 586
Trade and other receivables
20
30 29
Deferred taxation
127
160 177
Cash restricted for use
36
38 31
Other non-current assets
25
47 41
7,485
7,467 7,404
Current assets
Other investments
-
- 1
Inventories
888
959 1,053
Trade and other receivables
278
312 369
Cash restricted for use
15
15 46
Cash and cash equivalents
468
557 648
1,649
1,843 2,117
Non-current assets held for sale 14
-
- 153
1,649
1,843 2,270
TOTAL ASSETS
9,134
9,310 9,674
EQUITY AND LIABILITIES
Share capital and premium 11
7,041
7,036 7,006
Accumulated losses and other reserves
(4,196)
(4,051) (3,927)
Shareholders' equity
2,845
2,985 3,079
Non-controlling interests
26
25 28
Total equity
2,871
3,010 3,107
Non-current liabilities
Borrowings
3,498
3,521 3,633
Environmental rehabilitation and other provisions
1,052
1,022 963
Provision for pension and post-retirement benefits
147
142 152
Trade, other payables and deferred income
15
13 4
Deferred taxation
567
597 579
5,279
5,295 5,331
Current liabilities
Borrowings
223
159 258
Trade, other payables and deferred income
695
751 820
Bank overdraft
-
13 20
Taxation
66
82 81
984
1,005 1,179
Non-current liabilities held for sale 14
-
- 57
984
1,005 1,236
Total liabilities
6,263
6,300 6,567
TOTAL EQUITY AND LIABILITIES
9,134
9,310 9,674
Rounding of figures may result in computational discrepancies.

Quarterly report December 2014 - www.AngloGoldAshanti.com

Group statement of cash flows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2014
2014
2013
2014
2013
US Dollar million
Reviewed Reviewed Reviewed Reviewed Audited
Cash flows from operating activities
Receipts from customers
1,318
1,358 1,479 5,351 5,709
Payments to suppliers and employees
(1,060)
(997) (1,039) (3,978) (4,317)
Cash generated from operations
258
361 440 1,373 1,392
Dividends received from joint ventures
-
- - - 18
Taxation refund
3
- 22 41 23
Taxation paid
(48)
(41) (31) (194) (187)
Net cash inflow from operating activities
213
320 431 1,220 1,246
Cash flows from investing activities
Capital expenditure
(314)
(222) (372) (1,013) (1,501)
Interest capitalised and paid
-
- - (1) (5)
Expenditure on intangible assets
(2)
- (17) (5) (68)
Proceeds from disposal of tangible assets
-
4 2 31 10
Other investments acquired
(17)
(14) (18) (79) (91)
Proceeds from disposal of other investments
14
15 15 73 81
Investments in associates and joint ventures
(3)
(10) (78) (65) (472)
Proceeds from disposal of associates and joint ventures
-
- - - 6
Loans advanced to associates and joint ventures
(50)
- (14) (56) (41)
Loans repaid by associates and joint ventures
16
4 - 20 33
Dividends received
-
- - - 5
Proceeds from disposal of subsidiary
-
- - 105 2
Cash in subsidiary disposed and transfers to held for sale
-
- 3 2 (2)
Decrease (increase) in cash restricted for use
2
(1) (13) 24 (20)
Interest received
5
4 10 21 23
Net cash outflow from investing activities
(349)
(220) (482) (943) (2,040)
Cash flows from financing activities
Proceeds from borrowings
182
338 238 611 2,344
Repayment of borrowings
(72)
(386) (260) (761) (1,486)
Finance costs paid
(38)
(83) (42) (245) (200)
Revolving credit facility and bond transaction costs
-
(9) (2) (9) (36)
Dividends paid
(8)
(6) (11) (17) (62)
Net cash inflow (outflow) from financing activities
64
(146) (77) (421) 560
Net decrease in cash and cash equivalents
(72)
(46) (128) (144) (234)
Translation
(4)
(10) (5) (16) (30)
Cash and cash equivalents at beginning of period
544
600 761 628 892
Cash and cash equivalents at end of period
(1)
468
544 628 468 628
Cash generated from operations
(Loss) profit before taxation
(6)
129 171 216 (2,533)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(5)
(29) (28) (13) (94)
Amortisation of tangible assets
214
182 202 750 775
Finance costs and unwinding of obligations
67
69 75 278 296
Environmental, rehabilitation and other expenditure
24
(6) (37) 32 (66)
Special items
21
14 88 31 3,399
Amortisation of intangible assets
9
9 9 36 24
Fair value adjustment on $1.25bn bonds
(63)
(20) 12 17 58
Fair value adjustment on option component of convertible bonds
-
- - - (9)
Fair value adjustment on mandatory convertible bonds
-
- - - (356)
Interest received
(6)
(6) (15) (24) (39)
Share of associates and joint ventures' (profit) loss
(22)
(19) (4) 25 162
Other non-cash movements
6
19 7 68 25
Movements in working capital
19
19 (40) (43) (250)
258
361 440 1,373 1,392
Movements in working capital
Decrease (increase) in inventories
32
33 (26) 64 (142)
Decrease in trade and other receivables
35
33 20 52 69
Decrease in trade, other payables and deferred income
(48)
(47) (34) (159) (177)
19
19 (40) (43) (250)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 31 December 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of nil (30 September 2014 : $13m; 31 December 2013: $20m).

Quarterly report December 2014 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2012
6,742
177 (806) (2) 13 (90) (561) 5,473 21 5,494
Loss for the period (2,230) (2,230) 30 (2,200)
Other comprehensive income (loss) 1 8 49 (433) (375) (375)
Total comprehensive (loss) income
- - (2,230) 1 8 49 (433) (2,605) 30 (2,575)
Shares issued 264 264 264
Share-based payment for share awards
net of exercised
(13) (13) (13)
Dividends paid (40) (40) (40)
Dividends of subsidiaries
- (23) (23)
Translation
(28) 15
(3) 16 - -
Balance at 31 December 2013
7,006 136 (3,061) (1) 18 (25) (994) 3,079 28 3,107
Balance at 31 December 2013
7,006
136
(3,061)
(1)
18
(25)
(994)
3,079
28
3,107
Loss for the period
(58)
(58)
19
(39)
Other comprehensive loss
(16)
(201)
(217)
(217)
Total comprehensive loss
- - (58) - - (16) (201) (275) 19 (256)
Shares issued
35
35
35
Share-based payment for share awards
net of exercised
6
6
6
Dividends of subsidiaries
-
(21)
(21)
Translation
(10)
10
(1)
1
-
-
-
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Quarterly report December 2014 - www.AngloGoldAshanti.com

Segmental reporting
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed
Reviewed
Reviewed
Reviewed
Audited
Gold income
South Africa
355
410 428 1,527 1,810
Continental Africa
538
500 568 2,105 2,111
Australasia
183
197 192 785 441
Americas
345
311 335 1,270 1,425
1,420
1,419 1,523 5,687 5,787
Equity-accounted investments included above
(142)
(123) (105) (469) (290)
1,278
1,295 1,418 5,218 5,497
Gross profit (loss)
South Africa
44
76 134 216 510
Continental Africa
121
116 117 469 475
Australasia
19
24 30 125 (9)
Americas
73
76 125 309 516
Corporate and other
5
- 5 - -
262
292 410 1,119 1,492
Equity-accounted investments included above
(40)
(19) (6) (76) (47)
222
273 404 1,043 1,445
Capital expenditure
South Africa
79
66 112 264 451
Continental Africa
119
86 212 454 839
Australasia
28
13 35 91 285
Americas
134
93 116 394 410
Corporate and other
3
2 2 6 8
363
261 477 1,209 1,993
Equity-accounted investments included above
(48)
(38) (94) (191) (411)
316
222 383 1,018 1,582
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Gold production
South Africa
300
314 339 1,223 1,302
Continental Africa
419
410 460 1,597 1,460
Australasia
157
152 169 620 342
Americas
280
251 262 996 1,001
1,156
1,128 1,229 4,436 4,105
As at
As at
As at
Dec
Sep
Dec
2014
2014
2013
Reviewed
Reviewed
Audited
Total assets
(1)
South Africa
2,124
2,166 2,325
Continental Africa
3,239
3,297 3,391
Australasia
906
978 1,108
Americas
2,409
2,371 2,203
Corporate and other
456
497 647
9,134
9,310 9,674
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
(1)
In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in
Continental Africa (2013 : $3,029m in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m)).
Quarter ended
US Dollar million
Quarter ended
oz (000)
Year ended
Year ended
US Dollar million

Quarterly report December 2014 - www.AngloGoldAshanti.com

Notes
for the quarter and year ended 31 December 2014
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2014.
2. Revenue
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed
Audited
US Dollar million
Gold income
1,278
1,295 1,418
5,218
5,497
By-products (note 3)
39
34 39
132
149
Dividends received
-
- - - 5
Royalties received (note 5)
1
1 1
4
18
Interest received
6
6 15
24
39
1,324
1,337 1,474
5,378
5,708
3.
Cost of sales
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Audited
Reviewed
Audited
US Dollar million
Cash operating costs
780
857 858 3,260
3,274
By-products revenue (note 2)
(39)
(34) (39)
(132)
(149)
741
823 819 3,128
3,128
3,125
Royalties
28
32
32
131 129
Other cash costs
8
9 10 33
43
Total cash costs
777
864 861 3,292 3,297
Retrenchment costs
9
5 16 24 69
Rehabilitation and other non-cash costs
47
8 (11)
94 18
Production costs
833
877 866 3,410
3,384
Amortisation of tangible assets
214
182 202
750
775
Amortisation of intangible assets
9
9
9
36
24
Total production costs
1,056
1,068 1,077
4,196 4,183
Inventory change
5
(15) (35)
(6)
(37)
1,061
1,052 1,042
4,190
4,146
4.
Other operating expenses
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed Reviewed
Audited
US Dollar million
Pension and medical defined benefit provisions
1
2 (1)
6
14
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
4
3
2
15
5
Other expenses
2
4 -
7
-
7
9
1
28 19
Rounding of figures may result in computational discrepancies.
22 Quarterly report December 2014 - www.AngloGoldAshanti.com

5. Special items
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed
Audited
US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)
9
1 36
10
3,029
Impairment of other investments (note 9)
1
- 1 2 30
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)
2
(2) -
(25)
(2)
Royalties received (note 2)
(1)
(1) (1)
(4) (18)
Indirect tax expenses and legal claims
3
3 7
19 43
Inventory write-off due to fire at Geita
-
- - - 14
Insurance proceeds on Geita claim
-
-
(13)
-
(13)
Legal fees and other costs related to contract termination and settlement costs
13
7
16
30 19
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
1
1 38
2
216
Write-down of consumable stores inventories
5
- - 5 -
Impairment of other receivables
1
- - 1 -
Retrenchment and related costs
148
37 4
210 24
Write-off of a loan
-
- - - 7
Transaction costs on the $1.25bn bond and standby facility
-
- 2 - 61
Loss on sale of Navachab (note 14)
-
- - 2 -
Accelerated deferred loan fees paid on cancellation and
replacement of US and Australia revolving credit facilities
-
8 - 8 -
182
54 90 260 3,410
The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.
For the quarter and year ended 31 December 2014, no significant asset impairments or reversal of impairments were recognised.
During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:
During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and
Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.
The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.
6.
Finance costs and unwinding of obligations
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed Audited
US Dollar million
Finance costs
61
62 67 251 247
Unwinding of obligations, accretion of convertible bonds and other discounts
7
7 8
27
49
67
69 75 278
96
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed
Audited
US Dollar million
Revenue
151
130 117
519
334
Operating costs, special items and other expenses
(120)
(107) (111) (523)
(315)
Net interest received
1
2 1 6 4
Profit before taxation
32
25 7 2 23
Taxation
(11)
(6) (2) (22)
(21)
Profit (loss) after taxation
21
19 5
(20)
2
Net reversal (impairment) of investments in associates and joint ventures
(1)
1
- (1)
(5)
(164)
22
19 4
(25)
(162)
Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.
(1)
Includes a loan of $20m recovered during the fourth quarter of 2014, which was impaired in 2013.
Rounding of figures may result in computational discrepancies.
23 Quarterly report December 2014 - www.AngloGoldAshanti.com

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$106m). The facility allows for amounts to be advanced to Rand Refinery to compensate third parties in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties. The facility, once drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.
The finalisation of the results of Rand Refinery for the years ended 30 September 2013 and 2014 confirmed the existence of the gold shortfall position and resulted in Rand Refinery issuing a notice to the shareholders to draw down an amount of $89m of the loan facility available. AngloGold Ashanti’s portion of the loan funding, including a pro-rata portion of DRD Gold Limited’s funding commitment, amounted $43m. The total investment in Rand Refinery, including the loan facility provided, was tested for impairment, resulting in an impairment of the loan of $21m included in “net reversal (impairment) of investments in associates and joint ventures” above.
As a result, AngloGold Ashanti reviewed its previous estimates of its share of equity profits accounted for as part of its investment in Rand Refinery, which was based on the unaudited management accounts of Rand Refinery, effectively reducing AngloGold Ashanti’s equity investment in Rand Refinery to nil.
8. Taxation
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed
Audited
US Dollar million
South African taxation
Mining tax
(10)
7 1
21
7
Non-mining tax
15
(7) - 5
1
Prior year (over) under provision
(1)
- (25) 4
(26)
Deferred taxation
Temporary differences
(1)
(1)
13
(20)
(39)
Unrealised non-hedge derivatives and other commodity
contracts
1
8 8 4 25
Change in estimated deferred tax rate
(24)
- - (24) -
(20)
7 (3)
(10)
(32)
Foreign taxation
Normal taxation
24
46 96
152
160
Prior year over provision
-
(5) -
(17)
(8)
Deferred taxation
(1)
Temporary differences
45
37 333 130 (453)
69
78 429 265 (301)
49
85 426 255 (333)
(1)
Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments and disposal of tangible assets of $499m and write-down of inventories of $68m.
9.
Headline (loss) earnings
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed Audited
US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders
(58)
41 (305)
(58)
(2,230)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)
9
1 36 10 3,029
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
2
(2) -
(25)
(2)
Loss on sale of Navachab (note 14)
-
- - 2 -
Impairment of other investments (note 5)
1
- 1 2 30
Net (reversal) impairment of investments in associates and joint ventures
(22)
- 1 (22) 164
Special items of associates and joint ventures
-
- 2 6 2
Taxation - current portion
-
- 1 6 -
Taxation - deferred portion
(3)
4 (12) - (915)
(71)
44 (276)
(79)
78
Headline (loss) earnings per ordinary share (cents)
(1)
(17)
11 (68)
(19)
20
Diluted headline (loss) earnings per ordinary share (cents)
(2)
(17)
11 (68)
(19)
(62)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
24 Quarterly report December 2014 - www.AngloGoldAshanti.com

10. Number of shares
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Reviewed Reviewed Reviewed
Reviewed
Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000
600,000,000 600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000 4,280,000
4,280,000
4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000 2,000,000
2,000,000
2,000,000
B redeemable preference shares of 1 SA cent
Each
5,000,000
5,000,000 5,000,000
5,000,000
5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
404,010,360
403,552,085 402,628,406
404,010,360
402,628,406
E ordinary shares in issue
-
685,668
712,006
- 712,006
Total ordinary shares:
404,010,360
404,237,753 403,340,412
404,010,360
403,340,412
A redeemable preference shares
2,000,000
2,000,000 2,000,000
2,000,000
2,000,000
B redeemable preference shares
778,896
778,896
778,896
778,896
778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
403,605,184
403,466,038 402,462,266
403,339,562
389,184,639
E ordinary shares
589,685
696,371 1,062,510
585,974
1,460,705
Fully vested options
3,122,215
2,047,889 1,477,629
3,803,514
1,979,920
Weighted average number of shares
407,317,084
406,210,298 405,002,405
407,729,050 392,625,264
Dilutive potential of share options
-
2,215,555 -
-
-
Dilutive potential of convertible bonds
-
- - - 12,921,644
Diluted number of ordinary shares
407,317,084
408,425,853 405,002,405 407,729,050 405,546,908
11. Share capital and premium
As at
Dec
Sep
Dec
2014
2014
2013
Reviewed
Reviewed Audited
US Dollar Million
Balance at beginning of period
7,074
7,074
6,821
Ordinary shares issued
29
25
259
E ordinary shares issued and cancelled
(9)
-
(6)
Sub-total
7,094
7,099
7,074
Redeemable preference shares held within the group
(53)
(53)
(53)
Ordinary shares held within the group
-
-
(6)
E ordinary shares held within the group
-
(10)
(9)
Balance at end of period
7,041
7,036
7,006
12. Exchange
rates
Dec
Sep
Dec
2014
2014
2013
Unaudited Unaudited
Unaudited
ZAR/USD average for the year to date
10.83
10.70
9.62
ZAR/USD average for the quarter
11.22
10.76
10.12
ZAR/USD closing
11.57
11.28
10.45
AUD/USD average for the year to date
1.11
1.09
1.03
AUD/USD average for the quarter
1.17
1.08
1.08
AUD/USD closing
1.22
1.14
1.12
BRL/USD average for the year to date
2.35
2.29
2.16
BRL/USD average for the quarter
2.54
2.27
2.27
BRL/USD closing
2.66
2.45 2.34
ARS/USD average for the year to date
8.12
7.99
5.48
ARS/USD average for the quarter
8.51
8.30
6.07
ARS/USD closing
8.55
8.43
6.52
Rounding of figures may result in computational discrepancies.
25 Quarterly report December 2014 - www.AngloGoldAshanti.com

13. Capital
commitments
Dec Sep Dec
2014 2014 2013
Reviewed Reviewed Audited
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
178
290 437
(1)
Includes capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14. Non-current assets and liabilities held for sale
Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).
On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.
15.
Financial risk management activities
Borrowings
The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Dec
2014
Reviewed
Sep
2014
Reviewed
Dec
2013
Audited
Carrying amount
3,721
3,680
3,891
Fair value
3,606
3,684
3,704
Derivatives The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position. Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments: Level 1:
quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollar million
Dec 2014
Sep 2014
Dec 2013
Assets measured at fair value
Available-for-sale financial assets
Equity securities
47
-
-
47
48 - - 48
47 -
-
47
Liabilities measured at fair value
Financial liabilities at fair value through profit or
loss
$1.25bn bonds
1,374
-
-
1,374
1,410
-
- 1,410
1,353
-
-
1,353
Rounding of figures may result in computational discrepancies.
26 Quarterly report December 2014 - www.AngloGoldAshanti.com

16. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2014 and 31 December 2013 are detailed below:
Contingencies and guarantees
December
2014
December
2013
Reviewed Audited
US Dollar million
Contingent liabilities Groundwater pollution
(1)
Deep groundwater pollution – Africa
(2)
Litigation – Ghana
(3) (4)
97
97
ODMWA litigation
(5)
192
-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(6)
32
38
VAT disputes – Mineração Serra Grande S.A.
(7)
15
16
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
162
188
Tax dispute - Cerro Vanguardia S.A.
(9)
53
63
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(10)
-
101
Contingent assets Indemnity – Kinross Gold Corporation
(11)
(9)
(60)
Royalty – Tau Lekoa Gold Mine
(12)
Royalty – Navachab
(13)
Financial Guarantees Oro Group (Pty) Limited
(14)
9
10
551
453
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater incertain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of $97m. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.
(4)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(5)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
27 Quarterly report December 2014 - www.AngloGoldAshanti.com

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.
On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi ("the Balakazi Action") and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.
In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class ("the Nkala Action"). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.
On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the "silicosis class” and the "tuberculosis class"). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).
In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.
In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 31 December 2014 closing rate. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100 million as at the 31 December 2014 closing rate. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81 million as at the 31 December 2014 closing rate.
On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(6)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $18m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2013: $19m). Management is of the opinion that these taxes are not payable.
(7)
VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $15m (2013: $16m).
(8)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax

Quarterly report December 2014 - www.AngloGoldAshanti.com

legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until mid-March 2015 to challenge the DIAN’s decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca (trial court for tax litigation).
(9)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2013: $18m) relating to the non- deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defence arguments and evidence which were filed on 8 September 2014. Management is of the opinion that the taxes are not payable. The government responded to the latest submission by CVSA on 22 December 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA has until 9 March 2015 to respond to the government’s findings, and is preparing a response.
(10)
Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.
(11)
Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlements described in item 10 at 31 December 2014, the company has estimated that the maximum contingent asset is $9m (2013: $60m).
(12)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined a t 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz) produced have been received to date.
(13)
Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
(14)
Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.
17. Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
Dec 2014
US Dollar million
Recoverable value added tax 31
Appeal deposits 4
18. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
19. Announcements
Appointment of Non-Executive Directors: On 27 November 2014, AngloGold Ashanti announced the appointment of Mr Albert Garner and Ms Maria Richter to the Board as independent non-executive directors with effect from 1 January 2015.
Maiden resource for Nuevo Chaquiro Deposit: On 3 November 2014, AngloGold Ashanti announced the first Mineral Resource for the Nuevo Chaquiro deposit in the Quebradona Project Area. The Quebradona Project is a Joint Venture between AGA (88.5%) and B2Gold (11.5%). B2Gold is not participating in the exploration expenditure and its interest in the project is being diluted. The maiden Inferred Mineral Resource for Nuevo Chaquiro is 604Mt at an average grade of 0.65% copper, 0.32g/t gold, 4.38g/t silver and 116ppm molybdenum for a contained metal content of 3.95Mt copper, 6.13Moz gold, 85.2Moz silver and 70Kt molybdenum.
29 Quarterly report December 2014 - www.AngloGoldAshanti.com

Appointment of new JSE Sponsor: On 3 November 2014, AngloGold Ashanti announced that the appointment of UBS South Africa (Pty) Ltd as sponsor to Company ended by mutual consent with effect from 31 October 2014 and Deutsche Securities (SA) Proprietary Limited appointed sponsor to the Company with effect from 1 November 2014.
By order of the Board
S M PITYANA
S VENKATAKRISHNAN
Chairman
Chief Executive Officer
19 February 2015
30 Quarterly report December 2014 - www.AngloGoldAshanti.com

Non-GAAP disclosure
A
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline (loss) earnings (note 9)
(71)
44 (276) (79) 78
Gain on unrealised non-hedge derivatives and other commodity contracts
(5)
(30) (28) (15) (94)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)
1
8 8 4 25
Derecognition of deferred tax assets
-
- 330 - 330
Fair value adjustment on $1.25bn bonds
(63)
(20) 12 17 58
Fair value adjustment on option component of convertible bonds
-
- - - (9)
Fair value adjustment on mandatory convertible bonds
-
- - - 211
Provision for losses in associate and impairment of loan to associate
21
- - 72 -
Adjusted headline (loss) earnings
(117)
2 45 (1) 599
Adjusted headline (loss) earnings per ordinary share (cents)
(1)
(29)
0 11 0 153
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit: Gross profit
222
273 404 1,043 1,445
Gain on unrealised non-hedge derivatives and other commodity contracts
(5)
(30) (28) (15) (94)
Adjusted gross profit
217
243 376 1,028 1,351
C
Price received
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,278
1,295 1,418 5,218 5,497
Adjusted for non-controlling interests
(18)
(16) (15) (76) (77)
1,260
1,279 1,403 5,142 5,420
Realised loss on other commodity contracts
5
6 6 21 26
Associates and joint ventures' share of gold income including realised non-hedge derivatives
142
123 105 469 290
Attributable gold income including realised non-hedge derivatives
1,407
1,409 1,514 5,632 5,736
Attributable gold sold - oz (000)
1,171
1,099 1,191 4,454 4,093
Price received per unit - $/oz
1,202
1,281 1,271 1,264 1,401
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline (loss) earnings
Quarter ended
US Dollar million / Imperial
Quarter ended
US Dollar million
Year ended
Year ended
Year ended
Quarter ended
Adjusted gross profit
US Dollar million

Quarterly report December 2014 - www.AngloGoldAshanti.com

D
All-in sustaining costs and All-in costs
1
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
1,061
1,052 1,042 4,190 4,146
Amortisation of tangible and intangible assets (note 3)
(223)
(191) (211) (786) (799)
Adjusted for decommissioning amortisation
3
3 2 10 6
Corporate administration and marketing related to current operations
22
22 36 88 199
Associates and joint ventures' share of costs
76
77 90 294 234
Inventory writedown to net realisable value and other stockpile adjustments
9
1 38 11 216
Sustaining exploration and study costs
18
14 16 49 94
Total sustaining capex
259
177 253 814 999
All-in sustaining costs
1,224
1,156 1,265 4,670 5,095
Adjusted for non-controlling interests and non -gold producing companies
(25)
(14) (16) (77) (71)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
1,199
1,142 1,249 4,593 5,024
Adjusted for stockpile write-offs
(10)
(3) (38) (22) (216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,190
1,139 1,211 4,571 4,808
All-in sustaining costs
1,224
1,156 1,265 4,670 5,095
Non-sustaining project capital expenditure
104
84 224 394 994
Technology improvements
7
3 7 19 14
Non-sustaining exploration and study costs
25
23 28 91 175
Corporate and social responsibility costs not related to current operations
6
6 1 24 21
All-in costs
1,366
1,271 1,525 5,198 6,299
Adjusted for non-controlling interests and non -gold producing companies
(19)
(11) (16) (62) (81)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
1,347
1,260 1,509 5,136 6,218
Adjusted for stockpile write-offs
(10)
(3) (38) (22) (216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,338
1,257 1,471 5,114 6,002
Gold sold - oz (000)
1,171
1,099 1,191 4,454 4,093
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
1,017
1,036 1,015 1,026 1,174
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,143
1,144 1,233 1,148 1,466
1
Refer to note J for Summary of Operations by Mine
E
Total costs
2
Total cash costs (note 3)
777
864 861 3,292 3,297
Adjusted for non-controlling interests, non-gold producing companies and other
(20)
(16) (20) (94) (110)
Associates and joint ventures' share of total cash costs
78
76 79 291 219
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
835
924 920 3,489 3,406
Retrenchment costs (note 3)
9
5 16 24 69
Rehabilitation and other non-cash costs (note 3)
47
8 (11) 94 18
Amortisation of tangible assets (note 3)
214
182 202 750 775
Amortisation of intangible assets (note 3)
9
9 9 36 24
Adjusted for non-controlling interests and non-gold producing companies
(9)
2 17 (4) 14
Equity-accounted associates and joint ventures' share of production costs
23
29 17 104 23
Total production costs adjusted for non-controlling
interests and non-gold producing companies
1,128
1,158 1,170 4,493 4,329
Gold produced - oz (000)
1,154
1,126 1,229 4,432 4,105
Total cash cost per unit - $/oz
724
820 748 787 830
Total production cost per unit - $/oz
978
1,029 952 1,014 1,054
2
Refer to note J for Summary of Operations by mine
Rounding of figures may result in computational discrepancies.
Quarter ended
US Dollar million / Imperial
Year ended

Quarterly report December 2014 - www.AngloGoldAshanti.com

F
Adjusted EBITDA
(1)
Dec
Sep
Dec
Dec
Dec
2014
2014
2013
2014
2013
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
(Loss) profit on ordinary activities before taxation
(6)
129
171
216
(2,533)
Add back :
Finance costs and unwinding of obligations
67
69
75
278
296
Interest received
(6)
(6)
(15)
(24)
(39)
Amortisation of tangible and intangible assets (note 3)
223
191
211
786
799
Adjustments :
Dividend received (note 2)
-
-
-
-
(5)
Exchange (gain) loss
(5)
(4)
(4)
7
(14)
Fair value adjustment on the mandatory convertible bonds
-
-
-
-
(356)
Fair value adjustment on option component of convertible bonds
-
-
-
-
(9)
Fair value adjustment on $1.25bn bonds
(63)
(20)
12
17
58
Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)
9
1
36
10
3,029
Impairment of other investments (note 5)
1
-
1
2
30
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
1
1
38
2
216
Write-off of loan (note 5)
-
-
-
-
7
Retrenchments at mining operations (note 3)
9
5
16
24
69
Retrenchments at Obuasi
145
34
-
210
-
Net loss (profit) on disposal and derecognition of assets (note 5)
2
(2)
-
(25)
(2)
Loss on sale of Navachab (note 5)
-
-
-
2
-
Gain on unrealised non-hedge derivatives and other commodity contracts
(5)
(30)
(28)
(15)
(94)
Associates and joint ventures' exceptional expense
(22)
-
1
(16)
164
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other.
57
32
29
191
51
Adjusted EBITDA
407
400
544
1,665
1,667
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
G
Interest cover
Adjusted EBITDA (note F)
407
400
544
1,665
1,667
Finance costs (note 6)
61
62
67
251
247
Capitalised finance costs
-
-
-
1
5
61
62
67
252
252
Interest cover - times
7
6
8
7
7
H
Net asset value - cents per share
As at
As at
As at
Dec
Sep
Dec
2014
2014
2013
Unaudited
Unaudited
Unaudited
Total equity
2,871
3,010
3,107
Number of ordinary shares in issue - million (note 10)
404
404
403
Net asset value - cents per share
711
745
770
Total equity
2,871
3,010
3,107
Intangible assets
(225)
(247)
(267)
2,646
2,763
2,840
Number of ordinary shares in issue - million (note 10)
404
404
403
Net tangible asset value - cents per share
655
684
704
I
Net debt
Borrowings - long-term portion
3,498
3,521
3,633
Borrowings - short-term portion
223
159
258
Bank overdraft
-
13
20
Total borrowings
3,721
3,693
3,911
Corporate office lease
(22)
(22)
(25)
Unamortised portion of the convertible and rated bonds
28
29
2
Fair value adjustment on $1.25bn bonds
(75)
(138)
(58)
Cash restricted for use
(51)
(53)
(77)
Cash and cash equivalents
(468)
(557)
(648)
Net debt excluding mandatory convertible bonds
3,133
2,952
3,105
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
Year ended
US Dollar million

Quarterly report December 2014 - www.AngloGoldAshanti.com

J Summary of Operations by Mine
For the three months ended 31 December 2014
Operations in South Africa (in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
All-in sustaining costs Cost of sales per financial statements
23
46
58
127
71
65
136
52
1
316
(3)
Amortisation of tangible and intangible assets (2) (9) (14) (24) (16) (13) (29) (5) 1 (58) (1)
Adjusted for decommissioning amortisation - - - - - - - - - - (1)
Corporate administration and marketing related to current operations
- - - - - - - - - - 22
Total sustaining capital expenditure 2 7 15 25 16 11 27 15 4 70 2
All-in sustaining costs
23
44
59
128
71
63
134
62
6
328
19
All-in sustaining costs adjusted for non- controlling interests and non-gold producing companies
23
44
59
128
71
63
134
62
6
328
19
Adjusted for stockpile write-offs - - - - - - - - - - (1)
All-in sustaining costs adjusted for non- controlling interests, non-gold producing companies and stockpile write-offs
23
44
59
128
71
63
134
62
6
328
18
All-in sustaining costs
23
44
59
128
71
63
134
62
6
328
19
Non-sustaining Project capex - - - - 9 - 9 - - 9 1
Technology improvements - - - - - - - - 7 7 -
Non-sustaining exploration and study costs - - - - - - - - - - 1
All-in costs
23
44
59
128
80
63
143
62
13
344
21
All-in costs adjusted for non-controlling interests and non-gold producing companies
23
44
59
128
80
63
143
62
13
344
21
Adjusted for stockpile write-offs - - - - - - - - - - (1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
23
44
59
128
80
63
143
62
13
344
20
Gold sold - oz (000)
(3)
22
34
68
124
56
63
119
56
1
300
-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
(4)
1,027 1,324
888 1,031 1,275 1,000 1,129 1,116
- 1,097
-
All-in cost per unit (excluding stockpile write- offs) - $/oz
(4)
1,027 1,324
893 1,034 1,436 1,000 1,205 1,116
- 1,151
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all- in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
34 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
Total cash costs
Total cash costs per financial statements
20
34
42
96
53
50
103
49
-
248
(5)
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - - - - - - - - 2
Total cash costs adjusted for non-
controlling interests and non-gold producing
companies
20
34
42
96
53
50
103
49
-
248
(3)
Retrenchment costs 1 2 2 5 1 1 2 - - 7 -
Rehabilitation and other non-cash costs - 1 1 3 1 1 3 (2) 1 3 (1)
Amortisation of tangible assets 2 8 12 22 15 12 27 4 - 53 1
Amortisation of intangible assets - 1 1 2 1 1 2 1 - 5 -
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
23
46
58
128
71
65
137
52
1
316
(2)
Gold produced - oz (000)
(3)
22
33
68
124
56
63
119
56
1
300
-
Total cash costs per unit - $/oz
(4)
894 1,014
615
773
946
792
864
883
-
830
-
Total production costs per unit - $/oz
(4)
1,019 1,375
857 1,026 1,276 1,033 1,147
926
- 1,056
-
35 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
48
73
86
-
-
-
-
106
1
314
Amortisation of tangible and intangible
assets
- (6) (6) (9) - - - - (43) (1) (65)
Adjusted for decommissioning amortisation - - - 1 - - - - - 1 2
Associates and equity accounted joint
ventures' share of costs
(2)
42 - - - 13 19 1 - - 1 76
Inventory writedown to net realisable value
and other stockpile adjustments
- - - - - - 8 - - - 8
Sustaining exploration and study costs - - 10 1 - - - - 1 - 12
Total sustaining capital expenditure 1 9 6 9 1 3 - - 42 (2) 69
All-in sustaining costs
43
51
83
88
14
22
9
-
106
-
416
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (13) - - - - - (0) (13)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
43
51
83
75
14
22
9
-
106
(0)
403
Adjusted for stockpile write-offs - - - - - - (8) - - - (8)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
43
51
83
75
14
22
1
-
106
(0)
395
All-in sustaining costs
43
51
83
88
14
22
9
-
106
-
416
Non-sustaining Project capex 44 - 6 - - - - - - - 50
Non-sustaining exploration and study costs - - - 1 - - - - - - 1
All-in costs
87
51
89
89
14
22
9
-
106
-
467
Adjusted for non-controlling interests and
non -gold producing companies
(1)
- - - (13) - - - - - - (13)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
87
51
89
76
14
22
9
-
106
-
454
Adjusted for stockpile write-offs - - - - - - (8) - - - (8)
All-in costs adjusted for non-controlling
interests, non-gold producing companies
and stockpile write-offs
87
51
89
76
14
22
1
-
106
-
446
Gold sold - oz (000)
(3)
81
41
57
76
15
21
3
-
142
-
435
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
532
1,248
1,440
973
937
1,049
414
-
751
-
907
All-in cost per unit (excluding stockpile
write-offs) - $/oz
(4)
1,080
1,248
1,550
981
937
1,049
414
-
751
-
1,024
36 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
Total cash costs
Total cash costs per financial statements
-
39
48
71
-
-
-
-
62
-
220
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - (11) - - - - - - (11)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
44 - - - 14 20 1 - - (1) 78
Total cash costs adjusted for non-
controlling interests and non-gold
producing companies
44
39
48
60
14
20
1
-
62
(1)
287
Rehabilitation and other non-cash costs - 3 12 2 - - - - 2 - 19
Amortisation of tangible assets - 6 6 9 - - - - 43 - 64
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - (2) - - - - - - (2)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
17 - - - 1 5 - - - - 23
Total production costs adjusted for non-
controlling interests and non-gold
producing companies
61
48
66
69
15
25
1
-
107
-
392
Gold produced - oz (000)
(3)
80
40
48
68
15
21
3
-
144
-
419
Total cash costs per unit - $/oz
(4)
546
976
999
884
973
942
220
-
429
-
687
Total production costs per unit - $/oz
(4)
756 1,189 1,362 1,021 1,027 1,201
329
-
744
-
939
37 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
81
79
3
163
62
66
98
41
4
271
Amortisation of tangible and intangible assets (14) (27) (1) (42) (1) (9) (30) (16) (1) (57)
Adjusted for decommissioning amortisation - 1 - 1 - - - - 1 1
Inventory writedown to net realisable value
and other stockpile adjustments
- - - - - - 1 - - 1
Sustaining exploration and study costs - 1 1 2 1 - 2 - 1 4
Total sustaining capital expenditure 5 22 1 28 7 23 45 13 2 90
All-in sustaining costs
72
76
4
152
69
80
116
38
7
310
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (6) - - (6) (12)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
72
76
4
152
69
74
116
38
1
298
Adjusted for stockpile write-offs - - - - - - (1) - - (1)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
72
76
4
152
69
74
115
38
1
297
All-in sustaining costs
72
76
4
152
69
80
116
38
7
310
Non-sustaining Project capex - - - - 42 - - - 2 44
Non-sustaining exploration and study costs - - 2 2 - - - - 21 21
Corporate and social responsibility costs not
related to current operations
- - - - - - 4 1 1 6
All-in costs
72
76
6
154
111
80
120
39
31
381
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (6) - - - (6)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
72
76
6
154
111
74
120
39
31
375
Adjusted for stockpile write-offs - - - - - - (1) - - (1)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
72
76
6
154
111
74
119
39
31
374
Gold sold - oz (000)
(3)
60
92
-
152
55
71
119
40
-
285
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,193
824
-
995
1,261
1,051
970
947
- 1,042
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,193
824
-
1,006
2,030
1,051
1,010
973
- 1,314
38 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
Total cash costs
Total cash costs per financial statements
66 46 2 114 55 54 68 24 (1)
200
Adjusted for non-controlling interests, non-gold
producing companies and other
(1)
- - - - (7) (4) - - - (11)
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
66
46
2
114
48
50
68
24
(1)
189
Retrenchment costs - - - - - 2 1 - (1) 2
Rehabilitation and other non-cash costs 2 5 - 7 15 (1) (1) - 5 18
Amortisation of tangible assets 14 27 1 42 1 9 28 16 - 54
Amortisation of intangible assets - - - - - - 2 - 1 3
Adjusted for non-controlling interests, non-gold
producing companies
(1)
- - - (2) (1) - - (5) (8)
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
82
78
3
163
62
-
59
98
40
(1)
258
Gold produced - oz (000)
(3)
61
96
-
157
54
64
121
42
-
280
Total cash costs per unit - $/oz
(4)
1,083
482
-
729
895
(6)
780
565
570
-
677
Total production costs per unit - $/oz
(4)
1,344
815
-
1,043
1,158
918
812
958
-

39 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in South Africa (in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
All-in sustaining costs Cost of sales per financial statements
25
51
57
133
87
82
169
62
(1)
363
1
(2) (10) (12) (24) (19) (14) (33) (4) - (61) (2)
Amortisation of tangible and intangible assets
Corporate administration and marketing related to current operations
- - - - - - - - - - 22
Sustaining exploration and study costs - - - - - - - - - - (1)
Total sustaining capital expenditure 1 7 12 20 17 7 24 10 5 59 2
All-in sustaining costs
24
48
57
129
85
75
160
68
4
361
22
Adjusted for non-controlling interests and non -gold producing companies
(1)
- - - - - - - - - - 3
All-in sustaining costs adjusted for non- controlling interests and non-gold producing companies
24
48
57
129
85
75
160
68
4
361
25
Adjusted for stockpile write-offs - - - - - - - - - - (1)
All-in sustaining costs adjusted for non- controlling interests, non-gold producing companies and stockpile write-offs
24
48
57
129
85
75
160
68
4
361
24
All-in sustaining costs
24
48
57
129
85
75
160
68
4
361
22
Non-sustaining Project capex - - - - 7 - 7 - 1 8 -
Technology improvements - - - - - - - - 3 3 -
Non-sustaining exploration and study costs - - - - - - - - - - 1
Corporate and social responsibility costs not related to current operations
- - - - - - - - - - 2
All-in costs
24
48
57
129
92
75
167
68
8
372
25
Adjusted for non-controlling interests and non -gold producing companies
(1)
- - - - - - - - - - 2
All-in costs adjusted for non-controlling interests and non-gold producing companies
24
48
57
129
92
75
167
68
8
372
27
Adjusted for stockpile write-offs
- - - - - - - - - - (1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
24
48
57
129
92
75
167
68
8
372
26
Gold sold - oz (000)
(3)
18
39
54
111
96
63
159
54
-
326
-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
(4)
1,343
1,211
1,047
1,047
1,261
-
1,115
-
All-in cost per unit (excluding stockpile write- offs) - $/oz
(4)
1,343
1,211
1,054
1,156
974
1,170
1,053
1,261
-
1,147
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all- in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
40 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
22
37
41
100
63
63
126
54
2
282
(3)
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - - - - - - - - 2
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold producing
companies
22
37
41
100
63
63
126
54
2
282
(1)
Retrenchment costs - - - - - - - - 2 2 -
Rehabilitation and other non-cash costs 1 1 1 3 1 1 2 1 - 6 1
Amortisation of tangible assets 2 9 11 22 17 13 30 3 1 56 2
Amortisation of intangible assets - 1 1 2 2 1 3 - - 5 1
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - - 2
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
25
48
54
127
83
78
161
58
5
351
5
Gold produced - oz (000)
(3)
17
38
52
107
92
61
153
52
-
314
-
Total cash costs per unit - $/oz
(4)
1,276
993
792
940
688
1,030
825
1,048
-
901
-
Total production costs per unit - $/oz
(4)
1,429
1,297
1,052
1,199
912
1,284
1,061
1,146
-
1,123
-
41 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
43
79
60
-
-
-
-
98
-
280
Amortisation of tangible and intangible assets - (7) (5) (8) - - - - (22) - (42)
Adjusted for decommissioning amortisation - - - 1 - - - - - 1 2
Associates and equity accounted joint
ventures' share of costs
(2)
36 - - - 15 21 4 - - 1 77
Sustaining exploration and study costs - - 3 - - - - - 1 1 5
Total sustaining capital expenditure 1 4 9 4 1 1 - - 21 - 41
All-in sustaining costs
37
40
86
57
16
22
4
-
98
3
363
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (9) - - - - - - (9)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
37
40
86
48
16
22
4
-
98
3
354
Adjusted for stockpile write-offs - - - - - - - - (2) - (2)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
37
40
86
48
16
22
4
-
96
3
352
All-in sustaining costs
37
40
86
57
16
22
4
-
98
3
363
Non-sustaining Project capex 36 - 9 - - - - - - - 45
Non-sustaining exploration and study costs 1 - - 1 - - - - - - 2
All-in costs
74
40
95
58
16
22
4
-
98
3
410
Adjusted for non-controlling interests and non
-gold producing companies
(1)
-
-
-
(9)
-
-
-
-
-
(0)
(9)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
74
40
95
49
16
22
4
-
98
3
401
Adjusted for stockpile write-offs - - - - - - - - (2) - (2)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
74
40
95
49
16
22
4
-
96
3
399
Gold sold - oz (000)
(3)
63
41
73
61
10
21
2
-
107
-
379
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
580
984
1,169
798
1,660
1,062
1,858
-
907
-
928
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,159
984
1,295
818
1,660
1,062
1,858
-
907
-
1,052
42 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
-
39
75
62
-
-
-
-
83
1
260
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - (9) - - - - - - (9)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
37 - - - 15 20 4 - - - 76
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
37
39
75
53
15
20
4
-
83
1
327
Rehabilitation and other non-cash costs - 1 - (1) - - - - 1 (1) -
Amortisation of tangible assets - 7 5 8 - - - - 22 (1) 41
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - (1) - - - - - - (1)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
18 - - - 3 7 - - - - 28
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
55
47
80
59
18
27
4
-
106
-
396
Gold produced - oz (000)
(3)
65
45
78
72
10
21
2
-
116
-
410
Total cash costs per unit - $/oz
(4)
563
866
966
741
1,525
981
1,672
-
715
-
799
Total production costs per unit - $/oz
(4)
846
1,033
1,031
816
1,849
1,309
1,762
-
907
-
970
43 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
85
83
5
173
53
49
95
39
-
236
Amortisation of tangible and intangible assets (14) (24) (1) (39) (1) (8) (26) (12) - (47)
Adjusted for decommissioning amortisation - 1 - 1 - - - - - -
Sustaining exploration and study costs - 1 2 3 1 - 3 - 3 7
Total sustaining capital expenditure 8 5 - 13 5 14 33 9 1 62
All-in sustaining costs
79
66
6
151
58
55
105
36
4
258
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (4) - - (4) (8)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
79
66
6
151
58
51
105
36
-
250
All-in sustaining costs
79
66
6
151
58
55
105
36
4
258
Non-sustaining Project capex - - - - 31 - - - - 31
Non-sustaining exploration and study costs - - 2 2 - - - - 18 18
Corporate and social responsibility costs not
related to current operations
- - - - - - 4 - - 4
All-in costs
79
66
8
153
89
55
109
36
22
311
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (4) - - - (4)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
79
66
8
153
89
51
109
36
22
307
Gold sold - oz (000)
(3)
71
83
-
154
55
54
100
33
-
242
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,116
800
-
980
1,075
956
1,037
1,097
- 1,035
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,116
800
-
993
1,647
957
1,076
1,110
- 1,270
44 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 30 September 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
Total cash costs
Total cash costs per financial statements
67
61
3
131
54
44
70
26
-
194
Adjusted for non-controlling interests, non-gold
producing companies and other
(1)
- - - - (7) (3) - - - (10)
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
67
61
3
131
47
41
70
26
-
184
Retrenchment costs - - 1 1 - - 2 - - 2
Rehabilitation and other non-cash costs - - - - 2 3 (4) (1) 1 1
Amortisation of tangible assets 14 24 - 38 - 8 25 12 - 45
Amortisation of intangible assets - - - - - - 2 - - 2
Adjusted for non-controlling interests, non-gold
producing companies
(1)
- - - 4 (1) - - - 3
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
81
85
4
170
53
51
95
37
1
237
Gold produced - oz (000)
(3)
68
84
-
152
56
62
101
32
-
251
Total cash costs per unit - $/oz
(4)
982
721
-
861
827
(6)
656
699
803
-
730
Total production costs per unit - $/oz
(4)
1,187
1,005
-
1,121
951
819
943
1,173
-

45 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in South Africa (in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
All-in sustaining costs Cost of sales per financial statements
24
49
56 129
82
50
132
61
-
322
(5)
Amortisation of tangible and intangible assets (2) (10) (12) (24) (19) (13) (32) (6) - (62) (2)
Corporate administration and marketing related to current operations
- - - - - - - - 2 2 31
Inventory writedown to net realisable value and other stockpile adjustments
- - - - - - - - - - (2)
Total sustaining capital expenditure 4 12 16 32 26 16 42 6 - 80 3
All-in sustaining costs
26
51
60
137
89
53
142
61
2
342
25
All-in sustaining costs adjusted for non- controlling interests, non-gold producing companies and stockpile write-offs
26
51
60
137
89
53
142
61
2
342
27
All-in sustaining costs
26
51
60
137
89
53
142
61
2
342
25
Non-sustaining Project capex - 1 2 3 17 - 17 12 (1) 31 -
Technology improvements - - - - - - - - 7 7 -
Non-sustaining exploration and study costs - - - - - - - - - - (4)
Corporate and social responsibility costs not related to current operations
- - - - - - - - - - (2)
All-in costs
26
52
62
140
106
53
159
73
8
380
19
Adjusted for non-controlling interests and non -gold producing companies
(1)
- - - - - - - - - - 1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
26
52
62
140
106
53
159
73
8
380
22
Gold sold - oz (000)
(3)
20
39
67
127
93
62
154
59
-
340
-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
(4)
1,294
1,296
890
1,080
963
852
919
1,039
-
1,005
-
All-in cost per unit (excluding stockpile write- offs) - $/oz
(4)
1,294
1,319
915
1,100
1,148
853
1,030
1,233
-
1,117
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
46 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
Total cash costs
Total cash costs per financial statements
20
36
40
96
61
50
111
53
-
260
(8)
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - - - - - - - - 8
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold producing
companies
20
36
40
96
61
50
111
53
-
260
-
Retrenchment costs 1 2 1 4 2 - 2 - - 6 (1)
Rehabilitation and other non-cash costs 1 2 3 6 - (13) (13) 1 (2) (8) -
Amortisation of tangible assets 2 9 11 22 18 12 30 6 - 58 1
Amortisation of intangible assets - 1 1 2 2 1 3 - - 5 1
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - - - - - - - - 1
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
24
50
56
130
83
50
133
60
(2)
321
2
Gold produced - oz (000)
(3)
20
39
67
127
93
62
154
58
-
339
-
Total cash costs per unit - $/oz
(4)
1,032
910
596
762
656
809
717
915
-
767
-
Total production costs per unit - $/oz
(4)
1,198
1,239
835
1,017
885
809
855
1,035
-

-
47 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
72
94
76
-
-
-
8
98
5
353
Amortisation of tangible and intangible assets - (8) (2) (8) - - - - (33) - (51)
Adjusted for decommissioning amortisation - - - 1 - - - - - 1 2
Corporate administration and marketing
related to current operations
- - - - - - - - - (2) (2)
Associates and equity accounted joint
ventures' share of costs
(2)
19 - - - 11 41 18 - - 1 90
Inventory writedown to net realisable value
and other stockpile adjustments
- - - - - 17 - - 23 - 40
Sustaining exploration and study costs - - - 5 - 1 - - 1 - 7
Total sustaining capital expenditure - 6 37 10 6 (1) - 1 50 - 109
All-in sustaining costs
19
70
129
84
17
58
18
9
139
5
548
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (13) - - - - - 1 (12)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
19
70
129
71
17
58
18
9
139
6
536
Adjusted for stockpile write-offs - - - - - (17) - - (23) - (40)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
19
70
129
71
17
41
18
9
116
6
496
All-in sustaining costs
19
70
129
84
17
58
18
9
139
5
548
Non-sustaining Project capex 66 1 17 - - 22 - - (1) (2) 103
Non-sustaining exploration and study costs - - - 2 - - - - - 3 5
All-in costs
85
71
146
86
17
80
18
9
138
6
656
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (13) - - - - - (0) (13)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
85
71
146
73
17
80
18
9
138
6
643
Adjusted for stockpile write-offs - - - - - (17) - - (23) - (40)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
85
71
146
73
17
63
18
9
115
6
603
Gold sold - oz (000)
(3)
40
62
62
64
12
24
8
17
147
-
437
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
469
1,153
2,069
1,116
1,434
1,639
2,226
526
784
-
1,129
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
2,149
1,167
2,350
1,144
1,434
2,521
2,268
526
780
-
1,376
48 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
Total cash costs
Total cash costs per financial statements
-
65
86
75
-
-
-
9
83
-
318
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - (11) - - - - - - (11)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
19 - - - 10 36 15 - - (1) 79
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
19
65
86
64
10
36
15
9
83
(1)
386
Retrenchment costs - 5 1 - - - - - - 3 9
Rehabilitation and other non-cash costs - 6 6 3 - - - (1) (1) 1 14
Amortisation of tangible assets - 7 2 8 - - - - 33 - 50
Amortisation of intangible assets - - - - - - - - - 1 1
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - (2) - - - - - - (2)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
9 - - - 2 4 3 - - (1) 17
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
28
83
95
73
12
40
18
8
115
3
475
Gold produced - oz (000)
(3)
40
67
63
75
12
24
8
18
154
-
460
Total cash costs per unit - $/oz
(4)
471
966
1,354
844
853
1,506
1,923
524
543
-
839
Total production costs per unit - $/oz
(4)
694
1,240
1,492
967
982
1,673
2,255
485
755
-
1,034
49 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
97
64
1
162
40
46
91
32
1
210
Amortisation of tangible and intangible assets (27) (27) (2) (56) - (7) (22) (10) (1) (40)
Corporate administration and marketing
related to current operations
- - - - 3 - 2 - - 5
Sustaining exploration and study costs - - 2 2 1 - 4 2 - 7
Total sustaining capital expenditure 6 - 1 7 8 11 37 9 (11) 54
All-in sustaining costs
76
37
2
115
52
50
112
33
(11)
236
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (4) - - - (4)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
76
37
2
115
52
46
112
33
(11)
232
All-in sustaining costs
76
37
2
115
52
50
112
33
(11)
236
Non-sustaining Project capex - 28 - 28 48 - 1 1 12 62
Non-sustaining exploration and study costs - - 2 2 - - - - 25 25
Corporate and social responsibility costs not
related to current operations
- - - - - - 1 - 2 3
All-in costs
76
65
4
145
100
50
114
34
28
326
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (4) - - - (4)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
76
65
4
145
100
46
114
34
28
322
Gold sold - oz (000)
(3)
94
58
-
152
48
54
126
34
-
262
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
804
640
-
763
1,076
852
891
956
-
887
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
804
1,122
-
961
2,072
867
913
987
-
1,228
50 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the three months ended 31 December 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
Total cash costs
Total cash costs per financial statements
70
38
-
108
52
44
62
24
1
183
Adjusted for non-controlling interests, non-gold
producing companies and other
(1)
- - - - (13) (3) - - (1) (17)
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
70
38
-
108
39
41
62
24
-
166
Retrenchment costs - - 1 1 - - - - 1 1
Rehabilitation and other non-cash costs - 2 - 2 (19) - 2 (3) 1 (19)
Amortisation of tangible assets 27 27 1 55 - 7 21 10 - 38
Amortisation of intangible assets - - - - - - 1 - 1 2
Adjusted for non-controlling interests, non-gold
producing companies
(1)
- - - 20 (1) - - (1) 18
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
97
67
2
166
40
-
47
86
31
2
206
Gold produced - oz (000)
(3)
102
66
-
169
47
61
120
34
-
262
Total cash costs per unit - $/oz
(4)
685
569
-
640
825
(6)
672
518
712
-
634
Total production costs per unit - $/oz
(4)
945
1,016
-
985
846
784
720
928
-
787
51 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in South Africa(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
All-in sustaining costsCost of sales per financial statements
94
201
217
512
313
268
581
231
-
1,324
1
Amortisation of tangible and intangible assets (8) (50) (50) (107) (71) (58) (129) (22) 1 (258) (8)
Adjusted for decommissioning amortisation 1 - - 1 - - - 1 (2) - -
Corporate administration and marketing related to current operations
- - - - - - - - 1 1 85
Inventory writedown to net realisable value and other stockpile adjustments
- - - - - - - - 1 1 1
Total sustaining capital expenditure 7 26 44 76 65 35 100 46 7 230 5
All-in sustaining costs
94
177
211
482
307
245
552
256
8
1,298
84
Adjusted for non-controlling interests and non -gold producing companies
(1)
- - - - - - - - - - 6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
94
177
211
482
307
245
552
256
8
1,298
90
Adjusted for stockpile write-offs - - - - - - - - (1) (1) (1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
94
177
211
482
307
245
552
256
7
1,297
89
All-in sustaining costs
94
177
211
482
307
245
552
256
8
1,298
84
Non-sustaining Project capex - - 2 2 32 - 32 - - 34 -
Technology improvements - - - - - - - - 19 19 -
Non-sustaining exploration and study costs - - - - - - - - - - 5
Corporate and social responsibility costs not related to current operations
- - - - - - - - - - 7
All-in costs
94
177
213
484
339
245
584
256
27
1,351
96
Adjusted for non-controlling interests and non -gold producing companies
(1)
-
-
6
All-in costs adjusted for non-controlling interests and non-gold producing companies
94
177
213
484
339
245
584
256
27
1,351
102
Adjusted for stockpile write-offs - - - - - - - - (1) (1) (1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
94
177
213
484
339
245
584
256
26
1,350
101
Gold sold - oz (000)
(3)
78
140
234
452
313
232
544
223
3
1,223
-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
(4)
1,185
1,256
903
1,061
981
1,059
1,014
1,153
-
1,064
-
All-in cost per unit (excluding stockpile write-offs) - $/oz
(4)
1,185 1,256
909
1,064
1,085
1,059
1,074
1,153
-
1,107
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of totalcash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
52 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
Total cash costs
Total cash costs per financial statements
84
144
160
388
233
205
438
210
(1)
1,035
(8)
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - - - - - - - - 7
Total cash costs adjusted for non-
controlling interests and non-gold producing
companies
84
144
160
388
233
205
438
210
(1)
1,035
(1)
Retrenchment costs 2 5 3 9 4 3 7 - (1) 16 -
Rehabilitation and other non-cash costs 1 3 4 8 4 3 8 - 1 16 -
Amortisation of tangible assets 6 47 46 100 65 54 119 20 1 239 5
Amortisation of intangible assets 1 2 4 8 5 4 9 2 1 19 3
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
94
201
217
513
311
269
581
232
1
1,325
7
Gold produced - oz (000)
(3)
78
141
234
453
313
232
544
223
3
1,223
-
Total cash costs per unit - $/oz
(4)
1,074
1,023
685
857
746
882
804
941
-
849
-
Total production costs per unit - $/oz
(4)
1,208
1,431
928
1,132
1,001
1,159
1,068
1,040
-
1,087
-
53 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
192
303
314
-
-
-
26
403
5
1,243
Amortisation of tangible and intangible assets - (24) (19) (32) - - - - (99) (4)
(178)
Adjusted for decommissioning amortisation - - 1 4 - - - - 2 (1) 6
Corporate administration and marketing
related to current operations
- - - - - - - - - 1 1
Associates and equity accounted joint
ventures' share of costs
(2)
133 - - - 51 89 20 - - 1 294
Inventory writedown to net realisable value
and other stockpile adjustments
- - - - - - 8 - - - 8
Sustaining exploration and study costs - - 13 2 - 1 - - 2 (1) 17
Total sustaining capital expenditure 3 21 43 30 6 6 - 1 129 1 240
All-in sustaining costs
136
189
341
318
57
96
28
27
437
2
1,631
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (48) - - - - - (0) (48)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
136
189
341
270
57
96
28
27
437
2
1,583
Adjusted for stockpile write-offs - - - - - - (8) (2) (9) - (19)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
136
189
341
270
57
96
20
25
428
2
1,564
All-in sustaining costs
136
189
341
318
57
96
28
27
437
2
1,631
Non-sustaining Project capex 176 - 38 - - - - - - - 214
Non-sustaining exploration and study costs 2 - - 5 - - - - - - 7
All-in costs
314
189
379
323
57
96
28
27
437
2
1,852
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (48) - - - - - - (48)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
314
189
379
275
57
96
28
27
437
2
1,804
Adjusted for stockpile write-offs - - - - - - (8) (2) (9) - (19)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
314
189
379
275
57
96
20
25
428
2
1,785
Gold sold - oz (000)
(3)
233
185
248
294
44
85
11
34
481
-
1,615
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
588
1,020
1,374
917
1,298
1,133
1,795
719
890
-
968
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,351
1,020
1,530
933
1,298
1,133
1,795
719
890
-
1,105
54 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
Total cash costs
Total cash costs per financial statements
-
153
264
273
-
-
-
25
286
-
1,001
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - (41) - - - - - - (41)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
137 - - - 51 87 16 - - - 291
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
137
153
264
232
51
87
16
25
286
-
1,251
Retrenchment costs - - - - - - - - 1 - 1
Rehabilitation and other non-cash costs - 6 15 5 - - - - 7 - 33
Amortisation of tangible assets - 24 19 32 - - - - 99 - 174
Amortisation of intangible assets - - - - - - - - - 4 4
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - (6) - - - - - - (6)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
67 - - - 8 25 4 - - - 104
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
204
183
298
263
59
112
20
25
393
4
1,561
Gold produced - oz (000)
(3)
237
177
243
290
44
85
11
33
477
-
1,597
Total cash costs per unit - $/oz
(4)
578
865
1,086
799
1,162
1,438
1,438
752
599
-
783
Total production costs per unit - $/oz
(4)
860
1,035
1,223
909
1,343
1,329
1,760
756
821
-

55 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
344
296
20
660
218
222
362
156
4
962
Amortisation of tangible and intangible assets (47) (98) (5) (150) (3) (33) (107) (49) - (192)
Adjusted for decommissioning amortisation - 3 - 3 - - - - 1 1
Corporate administration and marketing related
to current operations
- - - - - - 1 - - 1
Inventory writedown to net realisable value and
other stockpile adjustments
- - - - - - 1 - - 1
Sustaining exploration and study costs - 3 6 9 2 2 8 1 10 23
Total sustaining capital expenditure 31 59 1 91 24 58 127 38 1 248
All-in sustaining costs
328
263
22
613
241
249
392
146
16
1,044
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (19) - - (16) (35)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
328
263
22
613
241
230
392
146
-
1,009
Adjusted for stockpile write-offs - - - - - - (1) - - (1)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
328
263
22
613
241
230
391
146
-
1,008
All-in sustaining costs
328
263
22
613
241
249
392
146
16
1,044
Non-sustaining Project capex - - - - 145 - - - 1 146
Non-sustaining exploration and study costs - - 7 7 - - 1 - 71 72
Corporate and social responsibility costs not
related to current operations
- - - - - - 14 2 1 17
All-in costs
328
263
29
620
386
249
407
148
89
1,279
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (19) - - (1) (20)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
328
263
29
620
386
230
407
148
88
1,259
Adjusted for stockpile write-offs - - - - - - (1) - - (1)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
328
263
29
620
386
230
406
148
88
1,258
Gold sold - oz (000)
(3)
271
350
-
622
210
246
404
138
-
998
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,214
752
-
986
1,147
938
966
1,062
-
1,010
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,214
752
-
998
1,837
938
1,004
1,078
-
1,262
56 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2014
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
Total cash costs
Total cash costs per financial statements
289
195
14
498
222
184
260
102
(2)
766
Adjusted for non-controlling interests, non-gold
producing companies and other
(1)
- - - - (47) (14) - - - (61)
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
289
195
14
498
175
170
260
102
(2)
705
Retrenchment costs - - 1 1 - 2 3 - 1 6
Rehabilitation and other non-cash costs 4 9 - 13 28 5 (7) - 6 32
Amortisation of tangible assets 47 98 4 149 1 32 101 48 1 183
Amortisation of intangible assets - - 1 1 1 - 6 1 1 9
Adjusted for non-controlling interests, non-gold
producing companies
(1)
- - - 12 (3) - - (6) 3
Associates and equity accounted joint ventures'
share of total cash costs
(2)
- - - - - - - - - -
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
340
302
20
662
217
206
363
151
1
938
Gold produced - oz (000)
(3)
262
358
-
619
211
246
403
136
-
996
Total cash costs per unit - $/oz
(4)
1,105
545
-
804
829
(6)
692
644
748
-
709
Total production costs per unit - $/oz
(4)
1,301
845
-
1,070
1,031
842
902
1,113
-
942
57 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in South Africa(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
All-in sustaining costsCost of sales per financial statements
103
215
240
558
347
262
609
226
-
1,393
1
Amortisation of tangible and intangible assets (8) (43) (60) (111) (82) (51) (133) (9) -
(253)
(9)
Adjusted for decommissioning amortisation (1) 1 1 1 - - - - - 1 (1)
Corporate administration and marketing related to current operations
- - - - - - - - 5 5 168
Associates and equity accounted joint ventures' share of costs
(2)
- - - - - - - - - - 2
Inventory writedown to net realisable value and other stockpile adjustments
- - - - - - - - 1 1 (1)
Sustaining exploration and study costs - - - - - - - - - - (1)
Total sustaining capital expenditure 14 50 78 142 95 59 154 16 - 312 9
All-in sustaining costs
108
223
259
590
360
270
630
233
6
1,459
168
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
108
223
259
590
360
270
630
233
6
1,459
168
Adjusted for stockpile write-offs - - - - - - - - (1) (1) 1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
108
223
259
590
360
270
630
233
5
1,458
169
All-in sustaining costs
108
223
259
590
360
270
630
233
6
1,459
168
Non-sustaining Project capex - 1 39 40 76 1 77 23 (1) 139 (1)
Technology improvements - - - - - - - - 14 14 -
Non-sustaining exploration and study costs - - - - - - - - - - 6
Corporate and social responsibility costs not related to current operations
- - - - - - - - - - 16
All-in costs
108
224
298
630
436
271
707
256
19
1,612
189
All-in costs adjusted for non-controlling interests and non-gold producing companies
108
224
298
630
436
271
707
256
19
1,612
189
Adjusted for stockpile write-offs - - - - - - - - (1) (1) 1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
108
224
298
630
436
271
707
256
18
1,611
190
Gold sold - oz (000)
(3)
83
178
212
472
354
235
589
240
-
1,302
-
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
(4)
1,305
1,255
1,223
1,249
1,016
1,149
1,069
969
-
1,120
-
All-in cost per unit (excluding stockpile write-offs) - $/oz
(4)
1,305
1,262
1,406
1,334
1,230
1,152
1,199
1,064
-
1,238
-
(1)
Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)
Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)
Attributable portion.
(4)
In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGoldAshanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and goldproduced in ounces.
(5)
Corporate includes non-gold producing subsidiaries.
(6)
Total cash costs per ounce calculation includes heap-leach inventory change.
58 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in South Africa
(in $ millions, except as otherwise noted)
Great
Noli
gwa
Kopa
nong
Moab
Khot
song
Vaal
River
Opera
tions
Mpon
eng
Tau
Tona
West
Wits
Opera
tions
Surf
ace
opera
tions
South
Africa
other
Total
South
Africa
(Opera
tions)
Corp
orate
Total cash costs
Total cash costs per financial statements
91
163
169
423
255
216
471
213
-
1,107
(7)
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - - - - - - - - 6
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - - -
Total cash costs adjusted for non-
controlling interests and non-gold producing
companies
91
163
169
423
255
216
471
213
-
1,107
(1)
Retrenchment costs 3 5 6 14 7 6 13 - - 27 -
Rehabilitation and other non-cash costs 1 4 6 11 3 (10) (7) 3 - 7 1
Amortisation of tangible assets 7 41 57 105 77 47 124 8 - 237 5
Amortisation of intangible assets 1 3 3 7 5 3 8 - - 15 2
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - - - - - - - - (4)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
- - - - - - - - - - 1
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
103
216
241
560
347
262
609
224
-
1,393
4
Gold produced - oz (000)
(3)
83
178
212
472
354
235
589
240
-
1,302
-
Total cash costs per unit - $/oz
(4)
1,100
918
797
895
719
920
800
883
-
850
-
Total production costs per unit - $/oz
(4)
1,252
1,210
1,138
1,185
978
1,117
1,034
933
-
1,070
-
59 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
All-in sustaining costs
Cost of sales per financial statements
-
226
425
324
-
-
-
49
346
23
1,393
Amortisation of tangible and intangible assets - (30) (50) (27) - - - (6)
(120)
(6) (239)
Adjusted for decommissioning amortisation - 1 1 3 - - - - 1 - 6
Corporate administration and marketing
related to current operations
- - 1 - - - - - - 2 3
Associates and equity accounted joint
ventures' share of costs
(2)
21 - - - 47 118 46 - - - 232
Inventory writedown to net realisable value
and other stockpile adjustments
- 83 4 - - 16 - 24 89 - 216
Sustaining exploration and study costs - 1 6 18 - 2 - 1 11 - 39
Total sustaining capital expenditure - 22 154 27 13 11 - 5 146 1 379
All-in sustaining costs
21
303
541
345
60
147
46
73
473
20
2,029
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (52) - - - - - (1) (53)
All-in sustaining costs adjusted for non-
controlling interests and non-gold producing
companies
21
303
541
293
60
147
46
73
473
19
1,976
Adjusted for stockpile write-offs - (83) (4) - - (16) - (24) (89) - (216)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
21
220
537
293
60
131
46
49
384
19
1,760
All-in sustaining costs
21
303
541
345
60
147
46
73
473
20
2,029
Non-sustaining Project capex 341 5 42 3 - 31 2 - 8 28 460
Non-sustaining exploration and study costs 1 - - 9 - - - - - 30 40
All-in costs
363
308
583
357
60
178
48
73
481
78
2,529
Adjusted for non-controlling interests and non
-gold producing companies
(1)
- - - (54) - - - - - (9) (63)
All-in costs adjusted for non-controlling
interests and non-gold producing companies
363
308
583
303
60
178
48
73
481
69
2,466
Adjusted for stockpile write-offs - (83) (4) - - (16) - (24) (89) - (216)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
363
225
579
303
60
162
48
49
392
69
2,250
Gold sold - oz (000)
(3)
40
215
242
272
57
86
28
63
461
-
1,462
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
529
1,025
2,214
1,085
1,051
1,510
1,653
781
833
-
1,202
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
9,168
1,049
2,388
1,122
1,051
1,875
1,734
781
851
-
1,538
60 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania
(in $ millions, except as otherwise noted)
DRC
GHANA
GUI-
NEA
MALI
NAMI-
BIA
TANZ-
ANIA
Conti-
nental
Africa
other
TOTAL
CONTI-
NENTAL
AFRICA
Kibali
Idua-
priem
Ob
uasi
Siguiri
Mo-
rila
Sad-
iola
Yatela
Nav-
achab
Geita
Total cash costs
Total cash costs per financial statements
-
190
336
290
-
-
-
44
237
(3)
1,094
Adjusted for non-controlling interests, non-
gold producing companies and other
(1)
- - - (43) - - - - - - (43)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
19 - - - 44 114 42 - - - 219
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
19
190
336
247
44
114
42
44
237
(3)
1,270
Retrenchment costs - 5 30 - - - - - - 3 38
Rehabilitation and other non-cash costs - 7 4 4 - - - (1) - 7 21
Amortisation of tangible assets - 30 50 27 - - - 6 105 18 236
Amortisation of intangible assets - - - - - - - - - 4 4
Adjusted for non-controlling interests, non-
gold producing companies
(1)
- - - (5) - - - - - - (5)
Associates and equity accounted joint
ventures' share of total cash costs
(2)
9 - - - 4 5 4 - - - 22
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
28
232
420
273
48
119
46
49
342
29
1,586
Gold produced - oz (000)
(3)
40
221
239
268
57
86
27
63
459
-
1,460
Total cash costs per unit - $/oz
(4)
471
861
1,406
918
773
1,334
1,530
691
515
-
869
Total production costs per unit - $/oz
(4)
701
1,047
1,758
1,018
838
1,389
1,702
771
778
-
1,086
61 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
Australia
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
All-in sustaining costs
Cost of sales per financial statements
366
64
19
449
201
199
374
133
3
910
Amortisation of tangible and intangible assets (67) (27) (3) (97) (21) (35) (103) (41) (1) (201)
Corporate administration and marketing related
to current operations
- - 1 1 15 - 6 - 1 22
Sustaining exploration and study costs 12 3 8 23 4 7 14 8 - 33
Total sustaining capital expenditure 39 25 5 69 15 61 118 36 - 230
All-in sustaining costs
350
65
30
445
214
232
409
136
3
994
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (18) - - - (18)
All-in sustaining costs adjusted for non-
controlling interests, non-gold producing
companies and stockpile write-offs
350
65
30
445
214
214
409
136
3
976
All-in sustaining costs
350
65
30
445
214
232
409
136
3
994
Non-sustaining Project capex - 216 - 216 148 8 5 4 15 180
Non-sustaining exploration and study costs - - 9 9 - - 6 - 114 120
Corporate and social responsibility costs not
related to current operations
- - - - - 1 7 (3) - 5
All-in costs
350
281
39
670
362
241
427
137
132
1,299
Adjusted for non-controlling interests and non -
gold producing companies
(1)
- - - - - (18) - - - (18)
All-in costs adjusted for non-controlling
interests, non-gold producing companies and
stockpile write-offs
350
281
39
670
362
223
427
137
132
1,281
Gold sold - oz (000)
(3)
265
58
-
323
231
236
399
141
-
1,007
All-in sustaining cost (excluding stockpile
write-offs) per unit - $/oz
(4)
1,321
1,113
-
1,376
927
912
1,023
970
-
970
All-in cost per unit (excluding stockpile write-
offs) - $/oz
(4)
1,321
4,850
-
2,073
1,567
947
1,069
971
-
1,271
62 Quarterly report December 2014 - www.AngloGoldAshanti.com

For the year ended 31 December 2013
Operations in Australia, United States of America, Argentina and Brazil
(in $ millions, except as otherwise noted)
AUSTRALIA
TOTAL
AUSTR-
ALIA
UNITED
STATES
OF
AMER
ICA
ARG-
ENT-
INA
BRAZIL
Amer-
icas
other
TOTAL
AME-
RICAS
Sun-
rise
Dam
Tropic-
ana
Austr-
alia
other
Cripple
Creek
& Victor
Cerro
Vang-
uardia
Anglo-
Gold
Ashanti
Miner-
acao

Serra
Grande
Total cash costs
Total cash costs per financial statements
306
38
14
358
230
162
253
99
1
745
Adjusted for non-controlling interests, non-gold
producing companies and other
(1)
- - - - (61) (12) - - - (73)
Total cash costs adjusted for non-controlling
interests and non-gold producing companies
306
38
14
358
169
150
253
99
1
672
Retrenchment costs - - 1 1 - 1 2 - - 3
Rehabilitation and other non-cash costs (4) 2 1 (1) (15) 1 7 (4) 1 (10)
Amortisation of tangible assets 67 27 4 98 21 35 101 40 1 198
Amortisation of intangible assets - - - - - - 2 - 1 3
Adjusted for non-controlling interests, non-gold
producing companies
(1)
- - - 25 (3) - - - 22
Total production costs adjusted for non-
controlling interests and non-gold producing
companies
369
67
20
456
200
-
184
365
135
4
888
Gold produced - oz (000)
(3)
276
66
-
342
231
241
391
138
-
1,001
Total cash costs per unit - $/oz
(4)
1,110
568
-
1,047
732
(6)
622
646
719
-
671
Total production costs per unit - $/oz
(4)
1,341
1,018
-
1,333
864
767
931
991
-
886
Quarterly report December 2014 - www.AngloGoldAshanti.com

Administrative information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
NYSE:
ASX:
GhSE: (Shares)
AGG
ANG
AU
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(Delisted at 8.00 am on Monday, 22 September 2014. This information is provided purely for administrative purposes until September 2015)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Directors
Executive
KC Ramon
^
(Chief Financial Officer)
S Venkatakrishnan*
§
(Chief Executive Officer)
Non-Executive
SM Pityana(Chairman)
^
R Gasant
^
A Garner
#
DL Hogdson
^
NP January-Bardill
^
MJ Kirkwood
*
Prof LW Nkuhlu
^
M Richter
#
R J Ruston~
* British
^
South African
~ Australian
§
Indian
#
American
Officers
EVP – Legal, Commercial and Governance
and Company Secretary: M E Sanz Perez
Investor Relations Contacts
South Africa
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@AngloGoldAshanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@AngloGoldAshanti.com
United States
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@AngloGoldAshantiNA.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: (SA only) 0861 100 950
Fax: +27 11 688 5218
Website : queries@computershare.co.za
United Kingdom
Shares
Jersey
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 870 889 3177
Fax: +44 (0) 870 873 5851
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: (Australia only) 1300 55 2949
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for ANGLO GOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS
Quarterly report December 2014 - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 23, 2015
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary